Exhibit 99.3

FIRST MINING GOLD

TSX: FF

OTCQX: FFMGF

FRANKFURT: FMG

MANAGEMENT'S DISCUSSION & ANALYSIS

For the year ended December 31, 2019

SUITE 2070 – 1188 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA V6E 4A2
WWW.FIRSTMININGGOLD.COM | 1-844-306-8827

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

TABLE OF CONTENTS

COMPANY OVERVIEW AND STRATEGY	3
2019 HIGHLIGHTS	4
SELECTED FINANCIAL INFORMATION	8
SELECTED QUARTERLY FINANCIAL INFORMATION	10
CANADIAN MINERAL PROPERTY PORTFOLIO LOCATIONS	11
MINERAL PROPERTY PORTFOLIO GOLD RESOURCES	12
MINERAL PROPERTY PORTFOLIO REVIEW	13
MINERAL PROPERTY BALANCES	24
RESULTS OF CONTINUING OPERATIONS	26
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	29
OUTLOOK	30
FINANCIAL INSTRUMENTS	31
RELATED PARTY TRANSACTIONS	32
OFF-BALANCE SHEET ARRANGEMENTS	32
NON-IFRS MEASURES	32
CHANGES IN ACCOUNTING POLICIES	34
ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED	34
CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES	35
RISKS AND UNCERTAINTIES	36
QUALIFIED PERSONS	46
SECURITIES OUTSTANDING	46
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	47
FORWARD-LOOKING INFORMATION	48
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	49

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the years ended December 31, 2019 and 2018, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These documents along with additional information on the Company, including the Company’s Annual Information Form for the year ended December 31, 2019, are available under the Company’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov., and on the Company’s website at www.firstmininggold.com.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, “us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section on page 44 of this MD&A titled “Forward-Looking Information” for further details.  In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section on page 45 of this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. See the section on page 30 of the MD&A entitled "Non-IFRS Measures" for further details.

All dollar amounts included in this MD&A are expressed in thousands of Canadian dollars unless otherwise noted. This MD&A is dated as of March 30, 2020 and all information contained in this MD&A is current as of March 27, 2020.

COMPANY OVERVIEW AND STRATEGY

First Mining was incorporated in Canada on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018. First Mining is a Canadian-focused gold exploration and development company advancing a large resource base of 7.4 million ounces of gold in the measured and indicated categories and 3.8 million ounces of gold in the inferred category. First Mining’s primary focus is the development and permitting of its Springpole Gold Project and the advanced exploration of its Goldlund Gold Project, both located in northwestern Ontario. Springpole is one of the largest undeveloped gold assets in Canada, with permitting and a Pre-Feasibility Study underway. Goldlund is an advanced exploration stage asset where drilling is ongoing to define both the extension of the existing resource area and to better define the regional scale potential. First Mining’s eastern Canadian property portfolio also includes Cameron, Pickle Crow, Hope Brook, Duparquet, Duquesne, and Pitt.

The following table highlights the Company’s material projects:

Project	Location
Springpole Gold Project (“Springpole”)	Northwestern Ontario, Canada
Goldlund Gold Project “(Goldlund”)	Northwestern Ontario, Canada
Hope Brook Gold Project (“Hope Brook”)	Newfoundland, Canada
Cameron Gold Project (“Cameron”)	Northwestern Ontario, Canada
Pickle Crow Gold Project (“Pickle Crow”)	Northwestern Ontario, Canada

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

2019 HIGHLIGHTS

The following highlights the Company’s developments during fiscal 2019 (including subsequent events up to March 27, 2020). For further information, please refer to the “News” section on the Company’s website at www.firstmininggold.com.

Springpole Gold Project

Commencement of Pre-Feasibility Study

On November 14, 2019, the Company announced that it had entered into an agreement with Ausenco Engineering Canada Inc. (“Ausenco”) to complete a Pre-Feasibility Study (the “PFS”) for Springpole. The PFS will follow on from the work completed during the Springpole PEA phase (described below), initially focusing on trade-off studies and optimizations to define the ultimate project scope. The final project scope will then be incorporated into the PFS. Ausenco or an affiliate will be entitled to receive approximately $1,600 as fees thereunder.

Pursuant to the agreement referenced above, on January 15, 2020, the Company closed a private placement with Ausenco, for gross cash proceeds of approximately $750 from Ausenco in respect of its subscription for common shares (the “Ausenco Offering”). Pursuant to the Ausenco Offering, First Mining issued 2,777,777 common shares to Ausenco at a price of $0.27 per common share. First Mining then paid $750 to Ausenco as a prepayment for the costs of the PFS.

For the balance of the PFS, the Company is required to issue common shares to Ausenco in exchange for services provided. Once Ausenco has completed an additional $375 in services in relation to the PFS, First Mining will issue to Ausenco a further $375 of common shares. Pricing will be based on the 30-day volume weighted average price (“VWAP”) at the time less the maximum discount allowed under Toronto Stock Exchange (“TSX”) rules, subject to the minimum pricing rules of the TSX.

Upon completion of the PFS and the announcement by First Mining of the PFS results, First Mining will satisfy the remaining amount owing for completion of the PFS by issuing a final tranche of common shares to Ausenco. This final tranche of common shares will be issued to Ausenco at least five trading days after the date of the Company’s news release announcing the results of the PFS have passed, with pricing of the common shares based on the 30-day VWAP as of the news release date, subject to the minimum pricing rules of the TSX.

In addition, Ausenco will issue separate monthly statements to the Company for total labour and other direct costs to assist with tracking against the initial budget proposal. Any additional costs represented by a change order will either be paid in cash or through the issuance of additional common shares to Ausenco in satisfaction of the costs in the change order. If the Company chooses to pay the amounts in common shares, these common shares will be issued once the PFS has been delivered to First Mining. The shares issued for such purposes will be based on the 30-day VWAP less the maximum discount allowed under TSX rules (with the last day of the 30-day period being the date on which the PFS is delivered to the Company).

Updated Preliminary Economic Assessment

On October 16, 2019, the Company announced the results of an updated independent Preliminary Economic Assessment study for Springpole (the “2019 Springpole PEA”) that was prepared by SRK Consulting (Canada) Inc. The 2019 Springpole PEA provides updates from the previous PEA for Springpole completed in October 2017 (the “2017 Springpole PEA”).

The 2019 Springpole PEA evaluates recovery of gold and silver from a 36,000 tonne-per-day (“tpd”) open pit operation, with a process plant that includes crushing, grinding and flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails followed by a carbon-in-pulp recovery process to produce doré bullion. Updated metallurgical testwork that has demonstrated the potential for significantly improved gold and silver recoveries was included along with updated operating and capital cost estimates. The mineral resource calculations provided in the 2019 Springpole PEA were not impacted and remain the same as were stated in the 2017 Springpole PEA. A copy of the 2019 Springpole PEA technical report entitled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, which has an effective date of September 1, 2019, was filed by the Company on SEDAR on November 7, 2019.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Readers are cautioned that the 2019 Springpole PEA is preliminary in nature, and as such includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2019 Springpole PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Highlights of the 2019 Springpole PEA:

●
Base case USD$1.23 billion pre-tax net present value discounted at 5% (“NPV5%”) (USD$1.75 billion at USD$1,500/oz gold)
●
Base case USD$841 million after-tax NPV5% (USD$1.22 billion at USD$1,500/oz gold)
●
Base case 26% pre-tax internal rate of return (“IRR”) (33% at USD$1,500/oz gold), 22% after-tax IRR (28% at USD$1,500/oz gold)
●
Mine life of 12 years with a 2.5-year pre-production period
●
Average annual gold production in years 2 through 9 of 410,000 ounces gold and 2.4 million ounces silver; 3.9 million ounces gold and 22 million ounces silver recovered over the Life of Mine (“LOM”)
●
Low LOM strip ratio of 2.1 to 1 with a LOM mill grade of 1.0 grams per tonne (“g/t”) gold and 5.3 g/t silver
●
LOM overall metal recoveries of 88% for gold and 93% for silver
●
LOM direct operating cash costs estimated at USD$575/oz of gold equivalent (USD$514/oz of gold on a by-product basis)
●
LOM all-in sustaining costs (“AISC”) estimated at USD$611/oz of gold equivalent (USD$552/oz of gold on a by-product basis)
●
Initial capital costs estimated at USD$809 million, using an owner-operated mining scenario
●
LOM sustaining capital costs estimated at USD$124 million, plus USD$26 million for closure costs

Note: Base case parameters assume a gold price of USD$1,300/oz and a silver price of USD$20/oz (the same prices used in the 2017 Springpole PEA), and an exchange rate (C$ to USD$) of 0.75. NPV is calculated as of the commencement of construction and excludes all pre-construction costs.

Metallurgical Study

On February 19, 2019, the Company announced interim metallurgical test results which indicated the potential for significant increases in the ultimate recovery of both gold and silver from Springpole. Further details of the testing procedures used are set out in the February 19th news release. The next stage of metallurgical testing will involve further investigation into flotation, fine and ultra-fine grinding alternatives and will eventually lead to locked cycle metallurgical testing to confirm the final processing flowsheet. The final flowsheet will be selected after completing trade-off studies on capital and operating costs as part of the PFS for Springpole.

Permitting

The ongoing priority at Springpole is to continue to advance the project through the provincial and federal environmental assessment (“EA”) processes, both of which are currently underway. The goal is to prepare a synchronized Environmental Impact Statement (“EIS”) that satisfies both the federal and provincial requirements.

●
The federal EA process was initiated through the submission of a Project Description (“PD”) to the Canadian Environmental Assessment Agency (the “Agency”) in February 2018. The PD was used by the Agency to determine whether an EA was required for the Springpole project and to prepare guidelines regarding the completion of an EA. On April 20, 2018, the Agency determined that a federal EA is required for the Springpole Gold Project, and EIS guidelines for the federal EA were issued to First Mining on June 19, 2018.

●
For the provincial process, First Mining entered into a Voluntary Agreement with the Ontario Ministry of Environment, Conservation and Parks (“MECP”) (formerly MOECC) in April 2018 to conduct an EA for the project. There are two main stages in the provincial EA process, namely the development of Terms of Reference (“ToR”) and the development of the EA Report. The ToR is a work plan which will outline how the EA will be prepared. The ToR will address the community consultation and engagement plan, key components of the project, and the range of alternatives that will be considered by First Mining.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

●
First Mining commenced community consultation and engagement with the communities of interest in July 2018 and has held consultation meetings with Indigenous communities and other stakeholders. The Company is now in its second round of consultation in readiness for the preparation of the ToR. First Mining continues with community consultations and engagement and submitted the second draft of the ToR to MECP on January 21, 2020. First Mining anticipates completing another round of consultation and receiving final approval of the ToR by Q2 2020.

●
While the permitting process is ongoing, the Company has completed a “data gap assessment” on the environmental baseline work required at Springpole in order to identify any remaining work requirements. Data collection programs to further advance the EA processes will include terrestrial and aquatic environs, hydrology, surface water quality monitoring, hydrogeology, geotechnical investigation, and tailings and mine rock geochemical characterization.

Goldlund Gold Project

Regional Drill Program

In 2019, the Company completed a 32-hole drill program at its Miller prospect on the Goldlund property (“Miller”), for a total of 6,130 metres (“m”). Miller is located approximately 10 kilometres (“km”) northeast and along strike of the current resource area at Goldlund. Work consisted of infill drilling of the area initially tested in 2018, as well as step-out drilling to the northeast and southwest along strike. The 2019 drilling tested a total strike length of up to 900 m, with drill spacing largely between 25 m and 50 m, and followed on the strong results achieved in 2018, which included 108 m of 2.43 g/t gold (“Au”), and frequent occurrences of visible gold within the drill core.

Since drilling first commenced on the Miller prospect in 2018, a total of 40 holes (7,386 m) have been drilled, successfully outlining mineralization over a strike length of approximately 450 m. Low grade gold mineralization encountered in gabbro in hole MI-19-037 (0.17 g/t Au over 15.0 m), which was drilled to test a possible northeast extension of Miller, demonstrates that this northeast area may still be a viable target for follow-up soil and rock sampling.

The drilling at Miller has revealed that mineralization in this area differs from that in the Goldlund Main Zone. At Miller, mineralization occurs in a highly silicified granodiorite dyke of varying width, which has been intruded into a gabbro unit that is also highly silicified and sheared. Both the gabbro and granodiorite are hosts to mineralization at Miller, in contrast to Goldlund Zones 1 and 7, for example, where only the granodiorite is mineralized and the gabbro is unmineralized. This recently identified characteristic represents the potential for significant regional exploration upside, since gabbro-hosted mineralization provides a new exploration horizon and is abundant throughout the property. Future exploration will target these prospective areas. A further review of regional targets over the broader Goldlund property is ongoing, including identifying new geophysical targets for potential follow-up work, which may include geological mapping, rock sampling, and/or drilling.

None of the drill results from Miller were included in the 2019 updated mineral resource estimate for Goldlund.

“Main Zone” Drill Program

After the completion of the 2019 drilling at Miller, the exploration program moved to the Goldlund Main Zone area, and a new drill program is currently underway, due for completion in 2020.

The initial phase of this drill program consisted of 23 holes (approximately 4,000 m), with the overall program’s focus being to define and extend mineralization in the eastern and western portions of Zones 1, 2, 3 and 4. The Company is currently planning a second phase of this work program (the scale of the second phase is yet to be determined, and will be based on pending results). Drilling at the Main Zone is focused on delineating mineralization between the currently-defined zones of the Goldlund deposit.

Results from the first eleven holes of the Goldlund Main Zone drill program were reported in the news release dated March 2nd, 2020. These holes primarily targeted the eastern parts of Zones 2 and 3 as well as the area between these two zones, following up on historical drill intercepts. Of the eleven holes reported, gold mineralization has been encountered in nine. Hole GL-19-008 intersected 21 m of 5.36 g/t gold within highly mineralized granodiorite and porphyry units, as well as within andesite, and was successful in confirming the high grades within Zone 2 that were encountered in historical drilling. Hole GL-19-010 was drilled to intersect the area between the known mineralized areas at Zones 2 and 3, and encountered significant gold mineralization hosted within andesite (15.0 m at 1.68 g/t gold), before intersecting the mineralized granodiorite and porphyries of Zone 2 towards the base of the hole. The remaining drill holes also show examples of gold mineralization occurring throughout different lithological units, which include andesites, gabbros and felsic porphyries in addition to the granodiorite, which is the principal host of the gold mineralization in Zones 1 and 7.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Highlights from the first eleven holes drilled at the Main Zone include:

Hole	From (m)	To (m)	Length (m)	Au g/t
Hole GL-19-008	83.0	104.0	21.0	5.36
Including	96.0	97.0	1.0	89.60
Hole GL-19-010	69.0	84.0	15.0	1.68
Including	69.0	70.0	1.0	8.02
Hole GL-19-013	63.0	77.0	14.0	1.15
Including	75.0	76.0	1.0	9.42

The main Goldlund deposit that hosts the current mineral resource estimate remains open along strike to the northeast, to the southwest, and at depth.

Updated Mineral Resource Estimate

On March 27, 2019, the Company announced the results of an updated mineral resource estimate for Goldlund, which has an effective date of March 15, 2019 and was prepared by WSP Canada Inc. (“WSP”) of Sudbury, Ontario (the “2019 Goldlund Resource Estimate”). A summary of the overall changes detailed in the 2019 Goldlund Resource Estimate is as follows:

●
In total, indicated resource Au ounces (“oz”) increased by 248,700 oz. This increase in oz corresponds to an increase in tonnage of 3,535,900 tonnes from 9,324,100 tonnes at an average grade of 1.87 g/t Au to 12,860,000 tonnes at an average grade of 1.96 g/t Au.
●
In total, inferred resource Au oz decreased by 628,400 oz, after adjusting for the proportion of Inferred resource tonnes removed due to the upgrade of certain tonnes to the indicated resource category. This represents an overall reduction in tonnage of 22,533,000 tonnes from 40,895,000 tonnes at an average grade of 1.33 g/t Au to 18,362,000 tonnes at an average grade of 1.49 g/t Au.

In summary, the 2019 Goldlund Resource Estimate incorporated approximately 40,000 m of incremental drilling, the bulk of which was focused on Zone 7. While the increased data density and geological understanding of the deposits resulted in increased confidence of the resource, adding 3,535,900 tonnes at an average grade of 1.96 g/t Au, it also resulted in a large reduction in the number of tonnes and ounces in the inferred resource category. First Mining’s technical team believes that the increased understanding of the deposit will assist the Company in better targeting subsequent drill programs aimed at growing the current resource body at Goldlund, which remains open along strike to the northeast, to the southwest, and at depth. Further details can be found in the technical report for the 2019 Goldlund Resource Estimate entitled “Technical Report and Resource Estimation Update, Goldlund Gold Project, Sioux Lookout, Ontario”, which was prepared by WSP and filed by the Company on SEDAR on April 1, 2019.

Non-Brokered Private Placement Financings

On March 6, 2020, the Company closed the third and final tranche of a non-brokered private placement initially announced on February 6, 2020, pursuant to which it raised aggregate gross proceeds of $8,500 (the “2020 Offering”). Pursuant to the 2020 Offering, the Company issued an aggregate of 27,420,318 units of the Company (the “Units”) at a price of $0.22 per Unit for gross proceeds of $6,000 and 10,000,000 flow-through units of the Company (the “FT Units”) at a price of $0.25 per FT Unit for gross proceeds of $2,500. The 2020 Offering closed in three tranches, with 10,000,000 FT Units issued on February 14, 2020, 23,328,818 Units issued on February 28, 2020 and 4,091,500 Units issued on March 6, 2020. In connection with the 2020 Offering, the Company paid issuance costs of $91 in cash. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder to acquire one common share of the Company for a period of 36 months from the date of issuance at a price of $0.33. Each FT Unit consisted of one flow-through common share of the Company that qualifies as a "flow-through share" for the purposes of the Income Tax Act (Canada) (the "ITA") and one-half of one Warrant on the same terms as the Warrants forming part of the Units.

On December 18, 2019, the Company completed a non-brokered private placement raising aggregate gross proceeds of $1,999 (the “December 2019 Offering”). Pursuant to the December 2019 Offering, the Company issued 7,405,000 common shares of the Company (the “Flow-Through Shares”) that qualify as “flow-through shares” for purposes of the ITA, at a price of $0.27 per Flow-Through Share. In connection with the December 2019 Offering, the Company paid a 5% finder’s fee on the aggregate gross proceeds in common shares, resulting in the issuance of an additional 370,250 common shares of the Company, and issuance costs of $11 in cash.

On May 16, 2019, the Company completed a non-brokered private placement raising aggregate gross proceeds of $7,411 (the “May 2019 Offering”). Pursuant to the May 2019 Offering, the Company issued 20,412,995 units of the Company (the "Units") at a price of $0.27 per Unit for gross proceeds of $5,511, and 5,277,777 flow-through units of the Company (the "FT Units") at a price of $0.36 per FT Unit for gross proceeds of $1,900. In connection with the May 2019 Offering, the Company paid issuance costs of $141 in cash. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until May 16, 2022 at a price of $0.40. Each FT Unit consisted of one flow-through common share of the Company that qualifies as a "flow-through share" for the purposes of the ITA and one-half of one Warrant on the same terms as the Warrants forming part of the Units.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

At-The-Market Financing

On August 20, 2019, First Mining announced it had entered into an at-the-market ("ATM") equity distribution agreement with Cantor Fitzgerald Canada Corporation as agent pursuant to which First Mining may, at its discretion and from time-to-time, sell up to $15.0 million of common shares of the Company to the public at the prevailing market price of the Company’s common shares on the TSX at the time of such sale. The sale of these common shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, or any other recognized marketplace upon which the Company’s common shares are listed or quoted or where the common shares are traded in Canada. To date, First Mining has not sold any common shares of the Company under the ATM facility.

SELECTED FINANCIAL INFORMATION

	For the twelve months ended December 31,
Financial Results:	2019	2018	2017
Mineral Property Expenditures(1)	$6,031	$7,402	$11,996
Net Loss	(6,959)	(11,645)	(11,184)
Write-down of Mineral Properties	341	4,181	-
Loss from Operational Activities Excluding Certain Non-cash items(2)(3)	(4,636)	(4,563)	(5,795)
Basic and Diluted Net Loss Per Share (in Dollars)(4)	$(0.01)	$(0.02)	$(0.02)

	December 31,	December 31,	December 31,
Financial Position:	2019	2018	2017
Cash and Cash Equivalents	$5,902	$5,115	$15,400
Working Capital(2)	5,780	7,536	19,401
Mineral Properties	252,815	244,129	239,871

Total Assets	268,020	257,532	265,737
Total Non-current Liabilities	$3,139	$-	$-

(1)
This represents the costs directly related to exploration and evaluation expenditures that have been capitalized into mineral properties, excluding share-based payments.
(2)
This is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section in this MD&A titled “Non-IFRS Measures”.
(3)
“The certain non-cash items excluded” refers to the “Share-based Payments” and “Write-down of Mineral Properties”
(4)
The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Net Loss

Fluctuations in the net loss between 2019 and 2018 were caused by changes in non-cash items such as write-down of mineral properties, share-based payments and deferred income taxes. During the year ended December 31, 2019, net loss included a $341 write-down of the Turquoise Canyon mineral property, $1,596 in share-based payment expenses and $516 in deferred income tax expense. The 2019 loss from operational activities excluding certain non-cash items increased by $73 when compared to the 2018 year, primarily due to bonus accruals recorded in Q4 2019. During the year ended December 31, 2018, net loss included a $4,181 write-down of the Company’s Mexican mineral properties, and $3,032 in share-based payment expenses, which was significantly lower than the $5,497 share‐based payment expense recorded in 2017 owing to a lower fair value per stock option granted. Loss from operational activities excluding certain non-cash items in 2018 fell by $1,232 when compared to the fiscal year ended December 31, 2017 primarily due to lower investor relations and marketing communications activities.

Cash and Cash Equivalents

Cash and cash equivalents decreased by $10,285 from December 31, 2017 to December 31, 2018, and increased by $787 from December 31, 2018 to December 31, 2019. During 2019 the increase in cash and cash equivalents was primarily attributable to cash raised from financing activities and the sale of marketable securities, offset by cash used in mineral property exploration and development activities and cash used in operating activities including movements in working capital. In 2018, the Company drilled approximately 7,000 m at Goldlund compared with approximately 6,100 m in 2019, and due to movements in unpaid mineral properties invoices had lower cash used in mineral property exploration and development activities in 2019 when comparing mineral property expenditures to 2018. It is worth noting that cash used in investing activities for the purposes of exploration and development work being performed on the Company’s mineral properties remains within total assets, given that these amounts are capitalized in connection with the Company’s accounting policies.

Total Assets

Total assets decreased by $8,205 from December 31, 2017 to December 31, 2018 mainly due to the cash used in operating activities, the decrease in the fair value of the Company’s marketable securities, and the write-down of Mexican mineral properties. Total assets increased by $10,488 from December 31, 2018 to December 31, 2019 mainly due to cash raised from financing activities, additions to the mineral properties during the year, an increase in the fair value of mineral property investments of $981 and commencement of an office space lease resulting in a right-of-use asset of $648.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

SELECTED QUARTERLY FINANCIAL INFORMATION

Financial Results	2019-Q4	2019-Q3	2019-Q2	2019-Q1	2018-Q4	2018-Q3	2018-Q2	2018-Q1
Net Loss	$(2,274)	$(1,643)	$(1,315)	$(1,727)	$(5,658)	$(937)	$(1,298)	$(3,752)
Write-down of Mineral Properties	-	341	-	-	4,181	-	-	-
Loss from Operational Activities Excluding Certain Non-cash Items(1)(2)	(1,441)	(1,143)	(881)	(1,171)	(1,099)	(971)	(1,254)	(1,239)
Basic and Diluted Net Loss Per Share (in dollars)(3)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)
Financial Position:
Cash and Cash Equivalents	5,902	5,687	8,396	3,059	5,115	6,950	9,585	12,289
Working Capital(1)	5,780	8,360	10,627	5,491	7,536	9,688	12,463	16,016
Mineral Properties	252,815	248,509	246,411	245,169	244,129	246,652	245,199	243,895

Total Assets	268,020	263,470	263,381	256,463	257,532	262,146	263,586	266,704
Total Non-Current Liabilities	$3,139	$-	$-	$-	$-	$-	$-	$-

(1)
 These are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the section in this MD&A titled “Non-IFRS Measures”.
(2)
 “The certain non-cash items excluded” refers to the “Share-based Payments” and “Write-down of Mineral Properties”.
(3)
 The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants in all periods.

Quarterly results are discussed relative to the preceding quarter’s results in the following paragraphs

The most significant variance in net loss quarter to quarter is due to non-cash share-based payments expense, which comprises the timing of stock option grants and associated vesting, the number of underlying options granted and the associated fair value dollar amount calculated at the time of the grant, and to a lesser extent any impairment and deferred income tax expenses. Similarly, non-cash share based payments and impairment expenses explain the largest fluctuation in loss from operational activities excluding certain non-cash items. In 2019-Q4 a bonus accrual was recorded as at December 31, 2019, resulting in an increase in salaries when compared to the prior quarter. In 2019-Q3 there was an increase in professional fees in connection with the base shelf prospectus and arrangement of an ATM facility, and an increase in directors’ fees. In 2019-Q2 there was a decrease in marketing expenses compared to 2019-Q1 due to fewer conferences attended and fewer marketing campaigns. In 2019-Q1 there was an increase in marketing expenses compared to 2018-Q4 due to an increase in conference attendance and marketing campaigns, which resulted in a higher net loss in 2019-Q1. Furthermore, in 2018-Q4 there was a $4,181 non-cash write-down of the Company’s Mexican mineral properties and a non-recurring severance payment of $300. In 2018-Q3 there was a decrease in marketing expenses as compared to 2018-Q2, due to a reduction in marketing activities by the Company.

In terms of cash and cash equivalents, variances between quarters depend on the amount, type and timing of work being performed on the Company’s mineral property portfolio, classified under investing activities in the statements of cash flows. In 2019-Q4, the Company completed a non-brokered private placement financing consisting of flow-through common shares, which provided net cash inflows of $1,988, classified under financing activities in the statements of cash flows. In 2019-Q4 and 2019-Q3, the Company sold some of its marketable securities, which provided cash inflows of $1,758, classified under investing activities in the statements of cash flows. In 2019-Q2, the Company completed a non-brokered private placement financing including the issuance of flow-through common shares, which provided net cash inflows of $7,270, classified under financing activities in the statements of cash flows.

The fluctuation in total assets from one quarter to the next is primarily a function of decreases in cash used to fund operating activities, increases in cash from private placements, changes in the fair value of marketable securities and mineral property investments, and additions to or write-down of mineral property balances. It is worth noting that cash used in investing activities for the purposes of exploration and development work being performed on the Company’s mineral properties remains within total assets, given that these amounts are capitalized in connection with the Company’s accounting policies.

Total non-current liabilities in 2019-Q4 consist of a long-term portion of a lease liability and environmental reclamation provision for the Pickle Crow Gold Project. In December 2019, the Company entered into a 5-year lease agreement to use office space, and at the commencement date of the lease, the lease liability was measured at the present value of the lease payments. As at December 31, 2019, the Company estimates that the fair value of the environmental reclamation provision for environmental rehabilitation is $2,355.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

CANADIAN MINERAL PROPERTY PORTFOLIO LOCATIONS

The Company classifies its mineral properties as Tier 1, Tier 2, and Tier 3:

●
Tier 1 projects are core, material assets which include the Company’s largest and most advanced mineral resource-stage projects.
●
Tier 2 projects are resource-stage assets which host mineral resources.
●
Tier 3 projects are grassroots exploration projects that host mineralization but have not received sufficient drilling to delineate mineral resources.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

MINERAL PROPERTY PORTFOLIO GOLD RESOURCES (1)

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	18,470	1.52	-	901	-
Indicated Resources
Springpole Gold Project(4)	139,100,000	1.04	5.40	4,670,000	24,190,000
Goldlund Gold Project(8)	12,860,000	1.96	-	809,200	-
Hope Brook Gold Project	5,500,000	4.77	-	844,000	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	7,122,070	1.73	-	396,134	-
Duquesne Gold Project	1,859,200	3.33	-	199,161	-
Inferred Resources
Springpole Gold Project(4)	11,400,000	0.63	3.10	230,000	1,120,000
Goldlund Gold Project(8)	18,362,000	1.49	-	876,954	-
Hope Brook Gold Project	836,000	4.11	-	110,000	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project(7)	9,452,000	4.10	-	1,230,500	-
Duparquet Gold Project(3)	4,066,284	1.85	-	242,312	-
Duquesne Gold Project	1,563,100	5.58	-	280,643	-
Pitt Gold Project	1,076,000	7.42	-	257,000	-

Total Measured Resources	3,378,470	2.74	-	297,901	-
Total Indicated Resources	168,611,270	1.30	5.40	7,085,495	24,190,000
Total Measured and Indicated Resources	171,989,740	1.33	5.40	7,383,396	24,190,000
Total Inferred Resources	53,290,384	2.21	3.10	3,760,409	1,120,000

(1)
The mineral resources set out in this table are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s Annual Information Form for the year ended December 31, 2019, which is available under the Company’s SEDAR profile at www.sedar.com.
(2)
Comprised of 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) measured resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) measured resources at 3.09 g/t Au.
(3)
The Company owns 100% of the Central Duparquet Property, and a 10% indirect interest in the Duparquet Gold Project. The measured, indicated and inferred mineral resources for Duparquet shown in the above table reflect both of these ownership interests.
(4)
Open pit mineral resources are reported at a cut-off grade of 0.4 g/t Au. Cut-off grades are based on a gold price of USD$1,400/oz and a gold processing recovery of 80% and a silver price of USD$15/oz and a silver processing recovery of 60%. The estimated LOM strip ratio for the resource estimate is 2.1. Silver resource shown in separate column with grade representing silver g/t, and contained ounces representing silver Ag.
(5)
Comprised of 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) indicated resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) indicated resources at 2.08 g/t Au.
(6)
Comprised of 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) inferred resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) inferred resources at 2.54 g/t Au.
(7)
Comprises 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) inferred resources at 1.30 g/t Au, and 7,565,000 tonnes of underground inferred resources that consist of: (i) a bulk tonnage, long-hole stoping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 metre.
(8)
Resources are stated as contained within a conceptual pit shell using a gold price of USD$1,350/oz, mining costs of USD$2.00 per tonne, processing plus G&A costs of USD$15.40 per tonne, 93% recoveries and an average pit slope of 48 degrees.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

MINERAL PROPERTY PORTFOLIO REVIEW

First Mining has properties located in Canada, Mexico, and the United States. The following section discusses the Company’s priority and other significant projects.

Readers are cautioned that, with respect to any Preliminary Economic Assessment (“PEA”) referenced in the section below or anywhere else in this MD&A, a PEA is preliminary in nature, any inferred mineral resources included therein are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Actual results may vary, perhaps materially. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue which may materially affect this estimate of mineral resources. The projections, forecasts and estimates herein and in any technical reports referred to herein constitute forward-looking statements and readers are urged not to place undue reliance on such forward-looking statements.

Tier 1 Projects

Springpole, Ontario

The Springpole property covers an area of 41,943 hectares in northwestern Ontario, consisting of 30 patented mining claims, 435 contiguous mining claims and thirteen mining leases. The project is located approximately 110 km northeast of the Municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 72-man onsite camp, winter road access, a logging road and nearby power lines within 40 km. Springpole is located within an area that is covered by Treaty Three and Treaty Nine First Nations Agreements.

With approximately 4.7 million ounces of gold and 24 million ounces of silver in the indicated resource category, Springpole is one of the largest undeveloped gold projects in Ontario1.

Updated Preliminary Economic Assessment

On October 16, 2019, the Company announced the results of the 2019 Springpole PEA, which was prepared by SRK Consulting (Canada) Inc. The 2019 Springpole PEA evaluates the recovery of gold and silver from a 36,000 tpd open pit operation at an average head grade of 1.00 g/t Au and 5.28 g/t Ag. The mineral resource estimate used for the 2019 Springpole PEA was the same as was used in the 2017 Springpole PEA and remains current. A copy of the 2019 Springpole PEA technical report entitled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, which has an effective date of September 1, 2019, was filed by the Company on SEDAR on November 7, 2019. Under the 2019 Springpole PEA, capital costs for the processing facility were estimated to be USD$519 million, inclusive of a USD$104 million contingency. No major plant re-build or expansion was considered during the LOM, with sustaining capital set to maintain the equipment in operating condition. No allowance for salvage value was made.

1 Source: S&P Market Intelligence database as of November 6, 2019. Ranking among undeveloped primary gold resources per jurisdiction.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Highlights of the 2019 Springpole PEA as compared to the 2017 Springpole PEA are as follows:

Parameters	2019 PEA	2017 PEA
Mine life	12 years	12 years
Initial capital cost	USD$809 million	USD$586 million
Base case gold price	USD$1,300 per oz	USD$1,300 per oz
Base case silver price	USD$20 per oz	USD$20 per oz
Exchange rate (CAD/USD)	0.75	0.75
Gold processing recovery	88%	80%
Silver processing recovery	93%	85%
Average annual payable production	353,900 oz Au and 1,937,000 oz Ag	296,500 oz Au and 1,632,000 oz Ag
Economic Results	2019 PEA	2017 PEA
Pre-tax NPV at 5% discount rate	USD$1,233 million	USD$1,159 million
Pre-tax Internal rate of return	25.5%	32.3%
Post-tax NPV at 5% discount rate	USD$841 million	USD$792 million
Post-tax Internal rate of return	21.8%	26.2%
Non-discounted post-tax payback period	3.4 years	3.2 years
“All-in Sustaining” cash costs	USD$611 per oz of Au equivalent	USD$655 per oz of Au equivalent

Project Enhancement Opportunities

The 2019 Springpole PEA identified several opportunities to enhance the project economics which the Company plans to investigate as it continues to advance the Springpole project. These opportunities include:

●
Mine Plan Optimization. Refined pit optimization parameters could result in better optimized open pit limits which could reduce the overall strip ratio which is currently 2.1:1.
●
Further Metallurgical Testing. Continued efforts to investigate opportunities to improve the gold and silver recoveries through further metallurgical testing and refining milling processes.
●
Geotechnical Studies. A better hydrogeological and geotechnical understanding may increase pit slope angles, potentially reducing costs associated with mining waste material.
●
Resource Expansion. There are other geophysical targets around the current resource area where additional drilling has the potential to add resources, which has the potential to extend the life of the project beyond 12 years of production (which is the current LOM scoped in the 2019 Springpole PEA).

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Activities involved in advancing the project to pre-feasibility include additional metallurgical testwork, advanced hydrogeological and geotechnical characterization, permitting and continued baseline environmental studies. A number of these studies are ongoing as part of the data collection in support of the completion of an EIS for the project.

The Company is focused on advancing the permitting and development of Springpole, and its activities in this regard can be summarized as follows:

Commencement of Pre-Feasibility Study

On November 14, 2019, the Company announced that it had entered into an agreement with Ausenco to complete a PFS for Springpole. The PFS will follow on from the work completed during the Springpole PEA phase (described below), initially focusing on trade-off studies and optimizations to define the ultimate project scope. The final project scope will then be incorporated into the PFS. Ausenco or an affiliate will be entitled to receive approximately $1,600 as fees thereunder

Pursuant to the agreement above, on January 15, 2020, the Company closed a private placement with Ausenco for gross cash proceeds of $750 from Ausenco in respect of its subscription for common shares. Pursuant to the Ausenco Offering, First Mining issued 2,777,777 common shares to Ausenco at a price of $0.27 per common share. First Mining then paid $750 to Ausenco as a prepayment for the costs of the PFS.

For the balance of the PFS, the Company is required to issue common shares to Ausenco in exchange for services provided. Once Ausenco has completed an additional $375 in services in relation to the PFS, First Mining will issue to Ausenco a further $375 of common shares. Pricing will be based on the 30-day VWAP at the time less the maximum discount allowed under TSX rules, subject to the minimum pricing rules of the TSX.

Upon completion of the PFS and the announcement by First Mining of the PFS results, First Mining will satisfy the remaining amount owing for completion of the PFS by issuing a final tranche of common shares to Ausenco. This final tranche of common shares will be issued to Ausenco at least five trading days after the date of the Company’s news release announcing the results of the PFS have passed, with pricing of the common shares based on the 30-day VWAP as of the news release date, subject to the minimum pricing rules of the TSX. In addition, Ausenco will issue separate monthly statements to the Company for total labour and other direct costs to assist with tracking against the initial budget proposal. Any additional costs represented by a change order will either be paid in cash or through the issuance of additional common shares to Ausenco in satisfaction of the costs in the change order. If the Company chooses to pay the amounts in common shares, these common shares will be issued once the PFS has been delivered to First Mining. The shares issued for such purposes will be based on the 30-day VWAP less the maximum discount allowed under TSX rules (with the last day of the 30-day period being the date on which the PFS is delivered to the Company).

Environmental Assessment Process

On March 7, 2018, the Company announced that the PD had been submitted to, and subsequently accepted by, the Agency. The PD is a required government filing that initiated the federal EA process for Springpole. On April 20, 2018, the Agency determined that a federal EA is required for the Springpole Gold Project. The EA process and eventual project approval is expected to take approximately 24 months, after which permitting for construction can commence.

On June 26, 2018, the Company announced that the final EIS guidelines for a federal EA for Springpole had been issued by the Agency. The final EIS guidelines were issued following the expiry of a public comment period on the draft EIS guidelines which had been made available to the public since April 27, 2018. The final EIS guidelines outline federal information requirements for the preparation of an EIS and were prepared after taking into consideration comments received from federal departments, the Ontario provincial ministry, Indigenous groups and the general public. To meet the requirements of the EIS, the Company has already undertaken a broad range of environmental baseline studies at Springpole to collect biophysical data, which includes fish community and habitat surveys, species at risk surveys, atmospheric environment surveys as well as surface, ground water and hydrology surveys. Currently, the Company is collecting environmental baseline data and other information to prepare an EIS for Springpole. The Company chose to continue to stay in the Canadian Environmental Assessment Act, 2012 permitting process and not the newly enacted Impact Assessment Act process.

In parallel with the federal EA process, on April 23, 2018, the Company announced that it had entered into a Voluntary Agreement with the MECP to complete certain requirements under the Ontario Environmental Assessment Act. This marked the commencement of a provincial Individual EA for Springpole, and the Company is in the process of preparing the ToR, which will describe the scope of the EA and how the Company intends to undertake all aspects of the provincial EA, including consultation efforts with Indigenous communities and other stakeholders. The Company submitted a draft ToR in Q1 2020 to MECP, Indigenous communities, Provincial and Federal government agencies, and various Municipal Governments. The Company is also working on various biophysical work plans for the Provincial EA.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Indigenous Communities Consultation Process

On February 13, 2018, the Company announced that it had signed a Negotiation Protocol Agreement with the Lac Seul First Nation, the Slate Falls First Nation and the Cat Lake First Nation in Ontario. There has been continued community engagement on the Springpole ToR and the second round of engagement with the local communities for the federal EA process commenced in 2019. This consultation includes the Company’s plans to study and mitigate any potential impacts from the development of Springpole. The Company continues to undertake community consultation and engagement with the Indigenous communities, government and public for the federal and provincial EA processes.

Metallurgical Study

On June 11, 2018, the Company contracted M3 Engineering and Technology Corporation to manage a metallurgical testwork program to improve the forecasted gold and silver recoveries for the Springpole property and to define the process flowsheet. On February 19, 2019, the Company announced the interim metallurgical test results from the program, which indicated the potential for significant increases in the ultimate recovery of both gold and silver from the project. The results from this metallurgical testwork program were incorporated into the 2019 Springpole PEA, and thereafter are planned to be used in the preparation of the PFS for Springpole.

Based on the testwork carried out, a flowsheet that includes flotation followed by leaching of reground concentrate and combined (rougher plus cleaner) tails presents as the more beneficial processing route for the Springpole project. This flowsheet is based on a primary grind of P80 150 microns (“µm”) ahead of flotation, with a cleaner flotation concentrate being reground to ~17 µm ahead of agitated leaching. Under these conditions, overall extractions achieved were 91% for gold and 96% for silver. When accounting for carbon-in-pulp, carbon stripping and electrowinning circuit losses, the overall recoveries expected and used for the economics presented in the 2019 Springpole PEA are 88% for gold and 93% for silver.

The next stage of metallurgical testing will involve further investigation into flotation as well as fine and ultrafine grinding alternatives, and will eventually lead to locked cycle metallurgical testing to confirm the final processing flowsheet. This final flowsheet will be selected after completing trade-off studies on capital and operating costs as part of the PFS for Springpole.

 Geotechnical Coffer Dam Drilling

On April 19, 2018, the Company announced the completion of a geotechnical drilling program to investigate the lake bed sediments and bedrock along the proposed alignment of the coffer dams at Springpole. The pre-feasibility level geotechnical drilling program has been completed over the approximately 800 m long footprint of the three coffer dams which are required to dewater the north bay of Springpole Lake.

Goldlund, Ontario

The Goldlund property in northwestern Ontario consists of 1,349 mining claims (totaling 27,255 hectares), 27 patented claims (totaling 433 hectares), 1 mining lease (48.56 hectares), and 1 License of Occupation (74.84 hectares). Rocks at the property consist of a volcanic sequence about 1.5 km wide. This north-easterly striking volcanic sequence is intruded by several granodiorite sills. These sills are the host rock of the gold mineralization. These strata-parallel intrusions are known to extend for over 50 km along the strike of the property. A number of historic gold occurrences are present on the property. The majority of identified mineralization is hosted within the Central and Southern Volcanic Belts and historic production demonstrates the presence of small zones of higher-grade mineralization. A technical report titled “Technical Report and Resource Estimation Update, Goldlund Gold Project, Sioux Lookout, Ontario”, which has an effective date of March 15, 2019, was prepared by WSP and was filed by the Company on SEDAR on April 1, 2019, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com.

Mining at Goldlund in the 1980s produced approximately 90,700 tonnes of ore grading 4.23 g/t Au from underground and 39,000 tonnes of ore grading 4.80 g/t from a small open pit. The project has year-round road access from Ontario Highway 72, which is 2 km to the south, and regional power lines are located 15 km to the north.

2019 Regional drill program

In 2019, the Company completed a 32-hole drill program at its Miller prospect on the Goldlund property, for a total of 6,130 m. Miller is located approximately 10 km northeast and along strike of the current resource area at Goldlund. Work consisted of infill drilling of the area tested in 2018, as well as step-out drilling to the northeast and southwest along strike. The 2019 drilling tested a total strike length of up to 900 m, with drill spacing largely between 25 m and 50 m, and followed on the strong results achieved in 2018, which included 108 m of 2.43 g/t Au, and frequent occurrences of visible gold within the drill core.

Since drilling first commenced on the Miller prospect in 2018, a total of 40 holes (7,386 m) have been drilled, successfully outlining mineralization over a strike length of approximately 450 m. Low grade gold mineralization encountered in gabbro in hole MI-19-037 (0.17 g/t Au over 15.0 m), which was drilled to test a possible northeast extension of Miller, demonstrates that this northeast area may still be a viable target for follow-up soil and rock sampling.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

The drilling at Miller revealed that mineralization in this area differs from that in the Goldlund Main Zone. At Miller, mineralization occurs in a highly silicified granodiorite dyke of varying width, which has been intruded into a gabbro unit that is also highly silicified and sheared. Both the gabbro and granodiorite are hosts to mineralization at Miller, in contrast to the Goldlund Main Zones 1 and 7, for example, where only the granodiorite is mineralized and the gabbro is unmineralized. This recently identified characteristic represents the potential for significant regional exploration upside, since gabbro-hosted mineralization provides a new exploration horizon and is abundant throughout the property. Future exploration will target these prospective areas. A further review of regional targets over the broader property is ongoing, including identifying new geophysical targets for potential follow-up work, which may include geological mapping, rock sampling, and/or drilling.

None of the drill results from Miller were included in the 2019 updated mineral resource estimate for Goldlund.

Drill highlights from the holes drilled at Miller in 2019 include:

Hole	From (m)	To (m)	Length (m)	Au g/t	Hole	From (m)	To (m)	Length (m)	Au g/t
Hole MI-19-013	46.0	228.0	182.0	1.09	Hole MI-19-025	53.0	64.0	11.0	0.61
Including	47.0	48.0	1.0	35.19	Including	63.0	64.0	1.0	4.54
And Including	88.0	109.0	21.0	2.73	and	84.0	85.0	1.0	3.86
Hole MI-19-014	3.0	210.0	207.0	1.57	and	101.0	106.0	5.0	0.81
Including	42.0	91.0	49.0	2.34	Including	104.0	105.0	1.0	2.04
And Including	60.0	61.0	1.0	26.43	Hole MI-19-027	100.0	107.0	7.0	1.50
And Including	142.0	183.0	41.0	4.07	Including	106.0	107.0	1.0	4.64
And Including	168.0	169.0	1.0	55.28	Hole MI-19-028	59.0	77.0	18.0	0.81
Hole MI-19-015	1.0	168.0	167.0	1.01	Including	69.0	77.0	8.0	1.48
Including	108.0	141.0	33.0	1.84	And Including	70.0	71.0	1.0	7.51
Hole MI-19-017	32.0	201.0	169.0	0.88	Hole MI-19-030	36.0	40.0	4.0	4.03
Including	56.0	93.0	37.0	3.42	Including	38.0	39.0	1.0	15.33
And Including	83.0	84.0	1.0	65.97	and	48.0	83.0	35.0	0.25
Hole MI-19-018	18.0	141.0	123.0	0.86	Including	61.0	63.0	2.0	1.62
Including	100.0	134.0	34.0	2.08	Hole MI-19-032	39.0	143.0	104.0	0.25
And Including	113.0	114.0	1.0	12.91	Including	79.0	80.0	1.0	3.56
And Including	129.0	130.0	1.0	23.96	And Including	126.0	127.0	1.0	5.50
Hole MI-19-019	65.0	101.0	36.0	0.41	Hole MI-19-034	129.0	141.0	12.0	1.62
Hole MI-19-020	133.0	139.0	6.0	1.77	Including	133.0	134.0	1.0	18.07
Including	134.0	135.0	1.0	8.15	Hole MI-19-040	60.0	119.0	59.0	1.35
Hole MI-19-021	111.0	118.0	7.0	0.99	Including	60.0	93.0	33.0	2.23
Including	112.0	113.0	1.0	4.78	And Including	80.88	81.88	1.0	6.83
Hole MI-19-022	115.0	122.0	7.0	0.82	And Including	86.88	87.88	1.0	44.07
Including	121.0	122.0	1.0	2.58
Hole MI-19-024	133.0	140.0	7.0	1.72
Including	133.0	134.0	1.0	5.49
And Including	139.0	140.0	1.0	6.5

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

For the year 2018, the Company spent approximately $2,411 for exploration expenditures on the Goldlund property, including approximately 5,000 m of infill drilling and 1,944 m of regional exploration drilling along the property’s 50 km strike length. For the year 2019, the Company spent approximately $2,080 for exploration expenditures on the Goldlund property, including approximately 6,100 m of regional exploration drilling. On February 11, 2020, the Company announced final assay results from the drilling completed to date at the Miller prospect.

The 2019 drill program increased the strike length of mineralization at Miller by approximately 450 m. For further details regarding the assay results, see the Company’s new releases dated September 25, 2019, November 19, 2019 and February 11, 2020, filed on SEDAR under the Company's SEDAR profile at www.sedar.com.

“Main Zone” Drill Program

After the completion of the 2019 drilling at Miller, the exploration program moved to the Goldlund Main Zone area, and a new drill program is currently underway, due for completion in 2020.

The initial phase of the 2020 drill program consisted of 23 holes (approximately 4,000 m), with the overall program’s focus being to define and extend mineralization in the eastern and western portions of Zones 1, 2, 3 and 4. The Company is currently planning a second phase of this work program (the scale of the second phase is yet to be determined, and will be based on pending results). Drilling at the Main Zone is focused on delineating mineralization between the currently-defined zones of the Goldlund deposit.

Results from the first eleven holes of the Goldlund Main Zone drill program were reported in the Company’s news release dated March 2, 2020. These holes primarily targeted the eastern parts of Zones 2 and 3 as well as the area between these two zones, following up on historical drill intercepts. Of the eleven holes reported, gold mineralization has been encountered in nine. Hole GL-19-008 intersected 21 m of 5.36 g/t gold within highly mineralized granodiorite and porphyry units, as well as within andesite, and was successful in confirming the high grades within Zone 2 that were encountered in historical drilling. Hole GL-19-010 was drilled to intersect the area between the known mineralized areas at Zones 2 and 3, and encountered significant gold mineralization hosted within andesite (15.0 m at 1.68 g/t gold), before intersecting the mineralized granodiorite and porphyries of Zone 2 towards the base of the hole. The remaining drill holes also show examples of gold mineralization occurring throughout different lithological units, which include andesites, gabbros and felsic porphyries in addition to the granodiorite, which is the principal host of the gold mineralization in Zones 1 and 7.

Highlights from the first eleven holes drilled at the Main Zone include:

Hole	From (m)	To (m)	Length (m)	Au g/t
Hole GL-19-008	83.0	104.0	21.0	5.36
Including	96.0	97.0	1.0	89.60
Hole GL-19-010	69.0	84.0	15.0	1.68
Including	69.0	70.0	1.0	8.02
Hole GL-19-013	63.0	77.0	14.0	1.15
Including	75.0	76.0	1.0	9.42

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

The main Goldlund deposit that hosts the current mineral resource estimate remains open along strike to the northeast, to the southwest, and at depth.

2018 Regional drilling

Following the Phase 1 and 2 drilling campaigns, the Company commenced a regional exploration drilling campaign at Goldlund in June 2018. The 2018 exploration drilling campaign focused on showings at the Miller, Eaglelund and Miles targets, which are approximately 10 km northeast of the current resource area, and included 16 holes totaling 1,944 m.

The Company announced final fire assay results and metallic screen fire assay results for the Miller prospect on August 20, 2018, September 20, 2018 and March 27, 2019, respectively. The early results from the Miller prospect indicated that the entire width of the sill/dyke appears receptive to gold mineralization and this mineralization remains open along strike in both directions and also at depth.

In addition to the highlights of the 2018 Miller prospect drilling results noted below, please see the Company’s news releases dated August 20, 2018, September 20, 2018 and March 27, 2019 for further details regarding the assay results, which include seven diamond drill holes at the Eaglelund prospect, and one diamond drill hole at the Miles prospect. This completed the Company's 2018 regional drill program at Goldlund.

Highlights of the released Miller prospect drilling results from 2018 are as follows:

Hole	From (m)	To (m)	Length (m)	Au g/t	Hole	From (m)	To (m)	Length (m)	Au g/t
Hole MI-18-001	7.0	114.6	107.6	0.42	Hole MI-18-005	68.0	78.0	10.0	0.45
including	15.0	88.6	73.6	0.55	and	46.0	47.0	1.0	4.10
Hole MI-18-002	0.4	142.5	142.1	1.90	Hole MI-18-006	102.0	124.0	22.0	0.70
including	1.5	109.5	108.0	2.43	including	103.62	104.0	0.38	20.80
Hole MI-18-003	90.0	138.0	48.0	1.17	Hole MI-18-007	89.0	138.0	49.0	2.58
including	115.0	130.0	15.0	1.70	including	94.5	116.0	21.5	5.54
Hole MI-18-004	34.0	57.8	23.8	0.54	Hole MI-18-008	135.0	149.0	14.0	0.63
including	52.0	57.8	5.8	1.40	including	135.5	138.0	2.5	1.85

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Hope Brook, Newfoundland

The Hope Brook property covers an area of 26,650 hectares in Newfoundland, including six mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. A technical report titled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by Mercator Geological Services Limited, was filed by the Company on SEDAR on November 27, 2015, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com.

The resource covers 1.5 km of an 8 km mineralized structure. Substantial infrastructure at the property includes a ramp to 350 m below surface with vent raise, line-power to site, commercial barge and landing craft ramp, air strip, and a strong local labour force. Hope Brook was a former operating gold mine that produced 752,163 oz Au from 1987 to 1997.

The Company continues to collect environmental baseline data for permitting and the understanding of site environmental conditions.

In Q3 2019, the Company commenced a waste rock characterization and economic study of marketable aggregates at the Hope Brook site. In addition, low cost geological mapping and soil sampling is planned in 2020. Surface and groundwater programs will continue for environmental data collection purposes.

Cameron, Ontario

The Cameron property covers an area of 49,574 hectares in northern Ontario and comprises 24 patented claims, 1,790 mining claims, 4 mining leases, and 7 Licenses of Occupation. The Cameron deposit is a greenstone‐hosted gold deposit and the mineralization is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the northeast. A technical report titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada”, prepared by Optiro Pty Limited, was filed by the Company on SEDAR on March 22, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. There is year-round road access to the property from the nearby highway and power lines within 20 km.

During 2018, the Company conducted minimal environmental studies, including fish community and habitat surveys as well as hydrology surveys, to support a potential environmental assessment or permitting application in the future. During 2019, the Company undertook an ore sorting test program on selected core samples (results of which are still pending), along with low cost maintenance of site infrastructure.

Pickle Crow, Ontario

The Pickle Crow project covers an area of 19,033 hectares and comprises 104 patented claims and 932 mining claims. The area is located in northwestern Ontario and is covered by the Treaty Nine First Nations Agreement. A technical report titled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada”, prepared by Micon International and dated June 15, 2018, was filed by the Company on SEDAR on August 23, 2018, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. Extensive infrastructure in place or proximal to the Pickle Crow project includes a 200 tonne per day gravity mill on site, generators and fuel storage and gravel road access to the property, and the property is within 10 km of a regional airport at Pickle Lake. Pickle Crow was a former high-grade operating mine until the late 1960s. The Pickle Crow project is owned by PC Gold Inc. ("PC Gold"), a wholly-owned subsidiary of the Company.

Subsequent to the end of the year, on January 27, 2020, the Company entered into a binding term sheet (the “Term Sheet”) with Auteco Minerals Ltd (“Auteco”) (ASX: AUT) whereby Auteco may earn up to an 80% interest in the Pickle Crow project (the “Earn-In”). On March 12, 2020, the Company and Auteco executed a definitive Earn-In Agreement (the “Earn-In Agreement”), which replaced the Term Sheet. Pursuant to the Earn-In Agreement, Auteco can earn a full 80% equity interest in the PC Gold by (a) incurring a total of $10,000 in exploration expenditures over five years, (b) making cash payments to First Mining totaling $4,100 (of which the Company has received $100 to date), and (c) issuing 125 million shares of Auteco to First Mining. First Mining will also retain a 2% Net Smelter Returns (“NSR”) Royalty, 1% of which can be bought back for USD $2,500,000. During the term of the Earn-In Agreement, Auteco will be responsible for all program costs.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Pursuant to the Term Sheet, the Earn-In is comprised of two stages:

●
Stage 1 Earn-In (51% earn-in) – Three-year initial earn-in period to acquire a 51% equity interest in PC Gold by:
o
Spending $5,000 on exploration on the Pickle Crow project (or cash payments in lieu), of which $750 must be incurred within the first 12 months; and
o
Issuing 100,000,000 shares of Auteco to First Mining.

●
Stage 2 Earn-In (additional 19% to earn-in to 70%) – Upon completion of the Stage 1 Earn-In, Auteco will have a two-year follow-on period to acquire an additional 19% equity interest in PC Gold by:
o
Spending a further $5,000 on exploration on the Pickle Crow project (or cash payments in lieu);
o
Making a $1,000 cash payment to First Mining within 90 days of completing the additional exploration spend; and
o
Issuing First Mining a 2% NSR royalty on the Project (1% of which can be bought back for USD$2,500,000) (issued upon completion of the Stage 2 Earn-In).

In addition, upon completion of the Stage 2 Earn-In, Auteco will have an option to acquire an additional 10% equity interest in PC Gold, exercisable any time following completion of the Stage 2 Earn-In, by paying First Mining $3,000 in cash.

If Auteco should fail to meet such requirements within the applicable time periods, the Earn-In Agreement will terminate and Auteco will be entitled to retain any interest which it has earned-in to prior to the date of termination.

Further details regarding the Earn-In are set out in the Company’s March 12, 2020 news release.

On February 28, 2019, the Company received a letter from the Acting Director, Mine Rehabilitation, at the Ontario Ministry of Energy, Northern Development and Mines (“MENDM”), which required the Company to submit a schedule for the development of a closure plan amendment for the Pickle Crow project. The Company complied with the requirement and submitted the schedule for the development of a closure plan amendment on March 29, 2019. The submission of a closure plan amendment complete with cost estimates was initially due on November 1, 2019. The Company has been granted an extension and is required to submit the close plan amendment and cost estimates to the MENDM by August 31, 2020; the Company has engaged consultants to assist with developing this plan. Pursuant to the Earn-In Agreement, Auteco is required to reimburse the Company for a pro rata amount of its expenses with respect to any related bond requirements for the mine closure plan as it completes its earn-in requirements.

In August 2018, an 85-hole drilling program was conducted on the historic Pickle Crow tailings, which was split into 4 distinct geographic zones. Of the total 302 m program, 225 m were sampled, and primarily taken on 1 m intervals with intervals as short as 0.3 m where the base of the tails were encountered.

In 2016, the Company completed a 9-hole drilling program comprising approximately 1,300 m. The objectives of this drilling program were to fulfill assessment work requirements and test extensions of known vein zones and discover new high-grade gold mineralization. Gold mineralization was encountered in seven of the nine drill holes and visible gold was intercepted in the lowermost vein zone of the No. 15 Vein structure. In 2017, the Company completed a further six holes, comprising approximately 1,250 m.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Tier 2 and 3 Projects

The following table sets out the Company’s Tier 2 and 3 projects by region. These projects are 100%-owned by the Company with the exception of Duparquet, in which the Company has a 10% indirect ownership interest in the Duparquet Gold Project and a 100% interest in the Central Duparquet Property.

Canada	Mexico	USA
Duquesne, Québec	Miranda, Sonora	Turquoise Canyon, Nevada(1)
Pitt, Québec	Apache, Sonora
Duparquet, Québec	Socorro, Sonora
Joutel, Québec	San Ricardo, Sonora
Morris, Québec	Los Tamales, Sonora
Horseshoe Island, Ontario	Puertecitos, Sonora
Lac Virot, Newfoundland	Batacosa, Sonora
Las Margaritas, Durango(1)
Geranio, Oaxaca
Lachatao, Oaxaca
El Roble, Oaxaca

(1) Property under option to a third party. Please see further discussion below.

For further information on the Company’s Tier 2 and 3 projects, see the Company’s Annual Information Form for the year ended December 31, 2019 which are both available under the Company’s SEDAR profile at www.sedar.com, as an exhibit to the Company’s Form 40-F on EDGAR at www.sec.gov, and on the Company’s website at www.firstmininggold.com.

Option Agreement on the Turquoise Canyon Property, Nevada

On August 21, 2019, the Company entered into an option agreement (the “Momentum Option Agreement”) with Momentum Minerals Ltd. (“Momentum”), a private company, granting Momentum the right to earn a 100% interest in First Mining’s Turquoise Canyon property (“Turquoise Canyon”) located in Nevada, U.S. Under the terms of the Momentum Option Agreement, Momentum can elect to make either annual share or cash payments to the Company for aggregate consideration of $500 over the four-year option period. In addition, as per the terms of the Momentum Option Agreement, beginning in 2020, Momentum will also be responsible for paying all annual concession tax payments with respect to the property to the Nevada State land management authorities. In addition to the payment terms outlined above, Momentum will be required to incur exploration expenditures on the property totaling $750 over the four-year option period, incurring at least $50 in year one and $100 in year two. Upon completion of all payment and expenditure obligations, Momentum will obtain 100% ownership of Turquoise Canyon and First Mining will retain a 2% NSR royalty interest. Momentum will have the right to buy back 1% of the NSR royalty for $1,000 up until the first anniversary of the commencement of commercial production at Turquoise Canyon.

During the year ended December 31, 2019, the Company received initial consideration in cash of $25 under the terms of the Momentum Option Agreement. During the year ended December 31, 2019, the Company recorded a write-down of Turquoise Canyon amounting to $341 (2018 - $nil), based on the recoverable amount indicated by the Momentum Option Agreement. As at December 31, 2019, the carrying value of the Turquoise Canyon property is $452 (December 31, 2018 - $804).

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Option Agreement on the Las Margaritas Gold Project, Mexico

On July 30, 2018, the Company entered into an option agreement (the “Gainey Option Agreement”) with Gainey Capital Corp. (TSX-V: GNC) (“Gainey”), granting Gainey the right to earn a 100% interest in First Mining’s Las Margaritas gold project (“Las Margaritas”) located in the State of Durango, Mexico.

Under the terms of the Gainey Option Agreement, Gainey can elect to make share or cash payments to the Company for aggregate consideration of between $900 and $1,015 over the four-year option period. In addition, as per the terms of the Gainey Option Agreement, Gainey will undertake the following:

●
Annual payments to the Company of USD$25,000 in each of September 2018 (paid), September 2019 (remains unpaid) and September 2020, and USD$250,000 in September 2021 in connection with an existing agreement on the property; and
●
Exploration expenditures totaling USD$1,000,000 over the four-year option period on Las Margaritas.

Upon completion of the four-year option period and satisfaction of the above payment and exploration expenditure requirements, Gainey will obtain a 100% ownership interest in Las Margaritas, and First Mining will retain a 2% NSR royalty interest, with Gainey having the right to buy back 1% of the NSR royalty for USD$1,000,000 up until the first anniversary of the commencement of commercial production at Las Margaritas. The transaction and the issuance of Gainey’s common shares pursuant to the Gainey Option Agreement were approved by the TSX-V on March 27, 2019. During the year ended December 31, 2019, the Company received initial consideration in the form of Gainey shares with a fair value of $171 on the date of receipt and cash of $12 relating to value-added tax in Mexico under the terms of the Gainey Option Agreement. As at December 31, 2019, the carrying value of Las Margaritas property is $154 (December 31, 2018 – $244).

NSR on the Duquesne Gold Project, Québec

In connection with an agreement entered into by Clifton Star Resources Inc. ("Clifton Star") on July 31, 2012, prior to its acquisition by First Mining, Clifton Star purchased 0.5% of a 3% NSR royalty on the Duquesne project for $1,000 in cash. Per the terms of this agreement, beginning June 2019, the remaining 2.5% NSR must be purchased over the ensuing five years in tranches of 0.5% for $1,000 for each tranche. Management is currently in discussions with the royalty owners regarding potential amendments to the timing and amount of any future payments related to this royalty repurchase.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

MINERAL PROPERTY BALANCES

As at December 31, 2019 and December 31, 2018, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

	Balance December 31, 2018	2019 expenditures	Currency translation adjustments	Disposal or write-down of mineral properties	Balance December 31, 2019
Springpole	$73,378	$3,397	$-	$-	$76,775
Goldlund	96,604	2,290	-	-	98,894
Hope Brook	19,581	490	-	-	20,071
Cameron	27,032	342	-	-	27,374
Pickle Crow	16,754	2,509	-	-	19,263
Duquesne	5,091	42	-	-	5,133
Pitt	2,082	2	-	-	2,084
Others	2,559	56	-	-	2,615
Canada Total	$243,081	$9,128	$-	$-	$252,209
Mexico	244	(80)	(10)	-	154
USA	804	21	(32)	(341)	452
Total	$244,129	$9,069	$(42)	$(341)	$252,815

	Balance December 31, 2017	2018 expenditures	Currency translation adjustments	Disposal or write-down of mineral properties	Balance December 31, 2018
Springpole	$70,398	$2,980	$-	$-	$73,378
Goldlund	93,807	2,797	-	-	96,604
Hope Brook	18,665	916	-	-	19,581
Cameron	26,676	356	-	-	27,032
Pickle Crow	16,496	258	-	-	16,754
Duquesne	5,053	38	-	-	5,091
Pitt	2,080	2	-	-	2,082
Others	2,515	44	-	-	2,559
Canada Total	$235,690	$7,391	$-	$-	$243,081
Mexico	3,483	593	349	(4,181)	244
USA	698	43	63	-	804
Total	$239,871	$8,027	$412	$(4,181)	$244,129

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

The Company continues with its environmental data collection, permitting and Indigenous consultation processes at its Tier 1 Canadian mineral properties, focusing primarily on Springpole and Goldlund. At Springpole, the goal in 2020 is to continue to advance permitting and to substantially complete the PFS. At Goldlund, the focus in 2020 is to follow up on the successful 2019 drill program by continuing to define the broader regional potential of the project and upgrade inferred mineral resources to indicated mineral resources within the current resource area. Regarding First Mining’s broader gold asset portfolio, including the Hope Brook and Cameron projects, the priority is to complete low-spend, incremental work, including baseline environmental studies, internal scoping studies and potential reconnaissance mapping and exploration work.

In addition to the above mineral property balances, $5,398 (December 31, 2018 - $4,417) is recorded as mineral property investments on the statements of financial position, which represents the Company’s 10% indirect interest in the Duparquet Gold Project in Québec, Canada. During the year ended December 31, 2019, Management determined that there was an increase in the fair value of mineral property investments and a fair value gain of $981 (December 31, 2018 - $nil) was recorded.

The Company’s $9,000 expenditures on mineral properties during the year ended December 31, 2019 (2018 – $8,000) are primarily related to the following:

Springpole

During the year ended December 31, 2019, the Company incurred expenditures of $718 for its site employees’ salaries and management salary allocations, $286 in connection with the completion of metallurgical testwork, and $378 in connection with the continuation of environmental fieldwork. In addition, $340 of expenditures for certain annual advanced royalty payments and $262 in fuel charges were made during the year ended December 31, 2019, at Springpole. In the prior year, the Company incurred costs of $503 related to submitting its PD to the Agency, completion of its fish habitat report on Springpole Lake and ongoing environmental assessment work. In addition, $214 of expenditures were incurred for the 2018 geotechnical drilling to test the footing locations of the proposed Springpole Lake coffer dams.

Goldlund

During the year ended December 31, 2019, the Company incurred $45 in connection with the reporting of an updated mineral resource estimate for Goldlund. In addition, $1,721 was incurred in connection with the 2019 drill campaign of approximately 6,100 m. In contrast, the prior year period included $1,853 of expenditures in relation to the completion of the Goldlund Phase 2 drilling campaign of approximately 7,000 m.

Hope Brook

During the year ended December 31, 2019, the Company incurred expenditures of $245 for its site employees’ salaries and management salary allocations, made its annual advanced royalty payment of $20 on the Hope Brook project and conducted aquatic environmental baseline studies. In the prior year, $100 was incurred on renewing certain property licenses, which is required every 5 years, and $314 was incurred for site employees’ salaries and management salary allocations.

Pickle Crow

During the year ended December 31, 2019, the Company recorded environmental reclamation provision for the Pickle Crow Gold Project of $2,355 (December 31, 2018 - $nil).

Other Mineral Properties

Excluding the above mineral properties, net expenditures on the Company's remaining mineral properties were $383 during the year ended December 31, 2019, compared with net expenditures of $1,076 in 2018. The main decrease was due to lower expenditures in Mexico, as a result of reductions in concession tax payments on the properties. In addition, all Mexican properties (except Las Margaritas) were impaired during the year ended December 31, 2018, and expenditures incurred on these properties continue to be expensed. The Company also received initial consideration from Gainey, pursuant to the Gainey Option Agreement, and from Momentum pursuant to the Momentum Option Agreement, which were both recorded as recoveries. During the year ended December 31, 2019, Mexican recoveries amounted to $80 (expenditures of $99 and recoveries of $179) compared to expenditures of $593 (expenditures of $626 and recoveries of $33) during the prior year period, which included certain concession tax payments.

Share-based Payments (non-cash)

During the year ended December 31, 2019, the Company capitalized $572 in share-based payments compared to $1,169 in 2018, which is predominantly a function of the lower number of options granted (7,750,000 stock options granted in fiscal 2019 compared to 23,220,000 granted in fiscal 2018) and the lower average fair value per option ($0.20 during fiscal 2019 compared to $0.22 during fiscal 2018).

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

RESULTS OF CONTINUING OPERATIONS

For the three months and years ended December 31, 2019 and 2018

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS and extracted from the Audited Consolidated Financial Statements:

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018

OPERATING EXPENSES
General and administration	$755	$761	$2,590	$2,438
Exploration and evaluation	436	150	981	658
Investor relations and marketing communications	172	95	852	1,197
Corporate development and due diligence	78	93	213	270
Share-based payments (non-cash)	215	392	1,596	3,032
Write-down of mineral properties (non-cash)	-	4,181	341	4,181
Loss from operational activities	(1,656)	(5,672)	(6,573)	(11,776)

OTHER ITEMS
Foreign exchange loss	(13)	(17)	(4)	(5)
Other expenses	(9)	(4)	(78)	(54)
Interest and other income	61	35	212	190
Loss before income taxes	$(1,617)	$(5,658)	$(6,443)	$(11,645)
Deferred income tax expense (non-cash)	(657)	-	(516)	-
Net loss	$(2,274)	$(5,658)	$(6,959)	$(11,645)

Other comprehensive income (loss)
Items that will not be reclassified to net loss:
Marketable securities fair value (loss) gain	(475)	(54)	705	(1,680)
Mineral property investments fair value gain	981	-	981	-
Items that may be reclassified to net loss:
Currency translation adjustment	(13)	265	(43)	431
Other comprehensive income (loss)	493	211	1,643	(1,249)

Total comprehensive loss	$(1,781)	$(5,447)	$(5,316)	$(12,894)

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Fourth Quarter 2019 Compared to Fourth Quarter 2018

For the three months ended December 31, 2019, loss from operational activities (excluding write-down of mineral properties) has increased by $165 compared to the three months ended December 31, 2018. This change was explained by the following:

Exploration and Evaluation

Exploration and evaluation increased by $286 during the three months ended December 31, 2019 compared to the same period in 2018, predominantly due to salary allocations and retaining consultants for the Company’s Technical Advisory Committee. Exploration and evaluation expenses consisted of unallocated expenses not directly attributable to specific mineral properties.

Investor Relations and Marketing Communications

Investor relations and marketing communications increased by $77 during the three months ended December 31, 2019 compared to the same period in 2018, predominantly due to additional conferences attended in the fourth quarter of 2019 as well as additional headcount.

Other Functional Expenses

The amounts in general and administration; and corporate development and due diligence were comparable between periods.

Share-based Payments (non-cash)

Share-based payments decreased by $177 during the three months ended December 31, 2019 compared to the same period in 2018, primarily due to a lower number of incentive stock options granted in 2019 (nil options granted during the three months ended December 31, 2019 as compared to 13,475,000 granted during the three months ended December 31, 2018).

Fiscal Year 2019 Compared to Fiscal Year 2018

For the year ended December 31, 2019, total loss from operational activities (excluding write-down of mineral properties) has decreased by $1,363 compared to the prior year. This change was explained by the following:

Investor Relations and Marketing Communications

Investor relations and marketing communications decreased by $345 during the year ended December 31, 2019, compared to the prior year. This decrease is mainly due to fewer marketing activities during the year ended December 31, 2019.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Exploration and Evaluation

Exploration and evaluation increased by $323 during the year ended December 31, 2019, compared to the prior year. This increase is predominantly due to additional consulting fees and salaries in connection with higher headcount and retaining consultants for the Technical Advisory Committee.

General and Administration

General and administration increased by $152 during the year ended December 31, 2019, compared to the prior year. This increase is predominantly due to additional professional fees in connection with the base shelf prospectus and arrangement of an ATM facility. In addition, Directors fees increased when compared to the prior year.

Other Functional Expenses

The amounts in corporate development and due diligence were comparable between periods.

Share-based Payments (non-cash)

Share-based payments decreased by $1,436 during the year ended December 31, 2019 compared to the prior year, primarily due to a lower number of incentive stock options granted in 2019 (7,750,000 options granted during the year ended December 31, 2019 as compared to 23,220,000 granted during the year ended December 31, 2018), and due to lower fair value per option in 2019 ($0.20 per option in 2019 compared to $0.22 per option in 2018).

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

	Year ended December 31,
	2019	2018
CASH PROVIDED BY (USED IN)
Operating activities	$(4,200)	$(3,781)
Investing activities	(4,313)	(7,495)
Financing activities	9,301	989
Foreign exchange effect on cash	(1)	2
CHANGE IN CASH AND CASH EQUIVALENTS	787	(10,285)
Working capital(1)	5,780	7,536
Cash and cash equivalents, beginning	5,115	15,400
Cash and cash equivalents, ending	$5,902	$5,115

(1)
Working capital is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section “Non-IFRS Measures – Working Capital”.

Cash and Cash Equivalents

The increase of $787 in cash and cash equivalents from $5,115 at December 31, 2018 to $5,902 at December 31, 2019 was primarily due to cash raised from the May 2019 Offering and the December 2019 Offering, offset by cash used in operating activities and investing activities which comprised technical analysis, drilling, environmental and permitting activities at Springpole and Goldlund.

Operating Activities

Cash used in operating activities increased by $419 during the year ended December 31, 2019 compared to the prior year. This increase was driven by higher loss from operational activities excluding certain non-cash items, and changes in working capital during the year ended December 31, 2019, such as timing of GST and other receivables receipts, and prepaid marketing expenses.

Investing Activities

For the year ended December 31, 2019, the cash used in investing activities of $4,313 was primarily a result of Canadian mineral property expenditures including the updated mineral resource estimate for Goldlund, the start of the 2019 drill program at Goldlund and completion of metallurgical testing for Springpole. In the prior year period, the cash used in investing activities of $7,495 was primarily a result of Canadian mineral property expenditures including the Phase 2 drilling campaign at Goldlund and environmental and permitting development activities at Springpole. For the year 2018, the Company spent approximately $2,400 for exploration expenditures on the Goldlund property, including approximately 5,000 m of in‐fill drilling and 1,850 m for regional exploration. For the year 2019, the Company spent approximately $2,080 for exploration expenditures on the Goldlund property, including 6,130 m of drilling consisting of 32 holes.

Cash used for mineral property expenditures is offset by proceeds received on sale of marketable securities of $1,758 (year ended December 31, 2018 - $nil).

Financing Activities

Cash raised from financing activities during the year ended December 31, 2019 was $9,301, of which $7,270 related to the funds raised from the May 2019 Offering, $1,858 related to the funds raised from the December 2019 Offering (year ended December 31, 2018 - $nil), and $43 (year ended December 31, 2018 - $989) related to the exercise of warrants and stock options.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Trends in Liquidity, Working Capital, and Capital Resources

As at December 31, 2019, the Company has working capital of $5,780. The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the year ended December 31, 2019, the Company had negative cash flow from operating activities. The Company anticipates it will have negative cash flow from operating activities in future periods.

The Company has, in the past and during the year ended December 31, 2019, financed its activities by raising capital through issuances of new shares. In addition to adjusting spending, disposing of assets and seeking other non-equity sources of financing, the Company will remain reliant on equity markets for raising capital until it can generate positive cash flow from operations to finance its exploration and development programs.

The Company believes it has sufficient cash resources to maintain its mineral properties in good standing for the next twelve months. However, there is no assurance that the Company will be able to maintain sufficient working capital in the future due to market, economic and commodity price fluctuations.

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities as at December 31, 2019 are summarized as follows:

	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$1,398	$1,398	$-	$-	$-
Lease liability	827	149	496	182	-
Total	2,225	1,547	496	182	-

Other material financial commitments as at December 31, 2019 consist of flow-through expenditure commitments of $2,178 (2018 - $nil) to be incurred prior to December 31, 2020 to fulfill flow-through requirements from the Company’s December 18, 2019 and May 16, 2019 private placements. Management is of the view that the above financial liabilities and commitments will be sufficiently funded by current working capital.

OUTLOOK

First Mining is a Canadian-focused gold exploration and development company advancing a large resource base of 7.4 million ounces of gold in the measured and indicated categories and 3.8 million ounces of gold in the inferred category. First Mining’s primary focus is the development and permitting of its Springpole Gold Project and the advanced exploration of its Goldlund Gold Project, both located in northwestern Ontario. Springpole is one of the largest undeveloped gold assets in Canada, with permitting and a Pre-Feasibility Study underway. Goldlund is an advanced exploration stage asset where drilling is ongoing to define both the extension of the existing resource area and to better define the regional scale potential. First Mining’s eastern Canadian property portfolio also includes Cameron, Pickle Crow, Hope Brook, Duparquet, Duquesne, and Pitt.

As at December 31, 2019, the Company held a portfolio of 24 mineral properties located in Canada, Mexico and the United States, including two under option agreement to other parties. Following year-end, the Company entered into the Earn-In Agreement with respect to its Pickle Crow project.

The Company is actively conducting environmental studies at its core Tier 1 Canadian mineral properties, and is continuing Indigenous community consultations related to these properties. In particular, the Company is actively collecting environmental baseline data in relation to fish habitat and has begun consultation efforts with local Indigenous communities within the Springpole area to support the ongoing federal and provincial EA processes and prepare an EIS for the project.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

The following is a summary of ongoing activities planned for 2020:

●
The Company is planning to submit a final ToR to MECP for Springpole. The ToR will provide a framework for the preparation of a provincial EA, and it will set out the Company’s work plan for addressing the legislated requirements of the Ontario Environmental Assessment Act when preparing the provincial EA. The Company is also working on the Federal EA under the Canadian Environmental Assessment Act.
●
Springpole PFS is targeted for completion in Q4 2020.
●
The Company plans to complete additional resource and regional exploration drilling at Goldlund.
●
Low-cost technical investigations are underway at Hope Brook, Cameron and at the Québec projects to gain a better understanding of the economic and technical potential of these projects.
●
Auteco is required to spend $750 on exploration of Pickle Crow within the first 12 months of the Earn-In Agreement.

FINANCIAL INSTRUMENTS

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

Cash and cash equivalents are mainly held in interest bearing accounts at large Canadian financial institutions.

MARKETABLE SECURITIES

During the year ended December 31, 2019, the Company held shares in Gainey, which the Company received pursuant to the Gainey Option Agreement on the Las Margaritas gold project, and in Silver One Resources Inc. (“Silver One”), which the Company received as a result of the Company’s sale of certain Mexican silver assets to Silver One. The Company also holds other investments in publicly traded companies within the mining industry for strategic purposes.

	Silver One Resources Inc.	Gainey Capital Corp.	Other Marketable Securities	Total
Balance as at December 31, 2018	$990	$-	$1,607	$2,597
Additions	60	171	-	231
Dispositions	(1,758)	-	-	(1,758)
Gain (loss) recorded in other comprehensive loss	708	(97)	94	705
Balance as at December 31, 2019	$-	$74	$1,701	$1,775

	Silver One Resources Inc.	Gainey Capital Corp.	Other Marketable Securities	Total
Balance as at December 31, 2017	$2,280	$-	$1,997	$4,277
Loss recorded in other comprehensive loss	(1,290)	-	(390)	(1,680)
Balance as at December 31, 2018	$990	$-	$1,607	$2,597

The Company holds marketable securities of publicly traded companies as strategic investments and has less than a 10% equity interest in each of the investees. During the year ended December 31, 2019, the Company sold 6,250,000 common shares of Silver One for net proceeds of $1,750 with original cost of $6,360, and realized a cumulative loss on sale of $4,610 in other comprehensive loss.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

MINERAL PROPERTY INVESTMENTS

As there is no observable market data which can be used to determine this fair value, management uses property specific and market based information to determine whether a significant change in the fair value of these investments has occurred. Factors that are considered include:
●
Changes in the economic and regulatory environment for the jurisdiction in which the Duparquet Gold project is located;
●
Gold spot prices over the period from the acquisition of the investment to December 31, 2019;
●
The company’s market capitalization per in-situ ounce which are attributable to the Duparquet Gold project; and
●
Recent transactions involving mineral properties located in Quebec.

The Company, through its subsidiary Clifton Star, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd., which are private companies which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet Gold Project. As at December 31, 2019, Management determined, as a function of the rising gold price environment, that there was an increase in the fair value of mineral property investments and a fair value gain of $981 was recorded (December 31, 2018 - $nil). As at December 31, 2019, the fair value of the Company’s mineral property investments was $5,398 (December 31, 2018 – $4,417).

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no significant transactions with related parties outside of the ordinary course of business during the year ended December 31, 2019.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

NON-IFRS MEASURES

The Company has included a non-IFRS measure for “loss from operational activities excluding write-down of mineral properties (non-cash)”, “loss from operational activities excluding share-based payments and write-down of mineral properties (non-cash)” and “working capital” in this MD&A which should be read in conjunction with its financial statements which are presented in accordance with IFRS. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company determines working capital and loss from operational activities excluding share-based payments (non-cash) and write-down of mineral properties (non-cash) as follows:

Quarterly Reconciliations:

Reconciliation as of the end of the period	2019-Q4	2019-Q3	2019-Q2	2019-Q1
Current assets	$8,329	$9,713	$11,747	$6,018
Less current liabilities	(2,549)	(1,353)	(1,120)	(527)
Working capital	$5,780	$8,360	$10,627	$5,491

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Reconciliation as of the end of the period	2018-Q4	2018-Q3	2018-Q2	2018-Q1
Current assets	$8,118	$10,166	$13,036	$17,437
Less current liabilities	(582)	(478)	(573)	(1,421)
Working capital	$7,536	$9,688	$12,463	$16,016

Reconciliation for the three months ended	2019-Q4	2019-Q3	2019-Q2	2019-Q1
Loss from operational activities	$(1,656)	$(1,816)	$(1,356)	$(1,745)
Excluding share-based payments (non-cash)	215	332	475	574
Excluding write-down of mineral properties (non-cash)	-	341	-	-
Loss from operational activities excluding certain non-cash items(1)	$(1,441)	$(1,143)	$(881)	$(1,171)

Reconciliation for the three months ended	2018-Q4	2018-Q3	2018-Q2	2018-Q1
Loss from operational activities	$(5,672)	$(998)	$(1,339)	$(3,767)
Excluding share-based payments (non-cash)	392	27	85	2,528
Excluding write-down of mineral properties (non-cash)	4,181	-	-	-
Loss from operational activities excluding certain non-cash items(1)	$(1,099)	$(971)	$(1,254)	$(1,239)

Annual Reconciliations:

Reconciliation as of the end of the period	December 31, 2019	December 31, 2018	December 31, 2017
Current assets	$8,329	$8,118	$20,484
Less current liabilities	(2,549)	(582)	(1,083)
Working capital	$5,780	$7,536	$19,401

Reconciliation for the years ended	2019	2018	2017
Loss from operational activities	$(6,573)	$(11,776)	$(11,292)
Excluding share-based payments (non-cash)	1,596	3,032	5,497
Excluding write-down of mineral properties (non-cash)	341	4,181	-
Loss from operational activities excluding certain non-cash items(1)	$(4,636)	$(4,563)	$(5,795)

(1)
“The certain non-cash items excluded” refers to the “Share-based Payments” and “Write-down of Mineral Properties”.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

CHANGES IN ACCOUNTING POLICIES

The Company’s significant accounting policies and accounting estimates are contained in the audited consolidated financial statements for the year ended December 31, 2019. During the year ended December 31, 2019, the Company has adopted the following new accounting policies:

IFRS 16 Leases

During the year ended December 31, 2019, the Company adopted the following new accounting standard effective January 1, 2019:

IFRS 16 replaced IAS 17 “Leases”. IFRS 16 specifies how to recognize, measure, present and disclose leases. The IFRS 16 standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. As at January 1, 2019, adoption of IFRS 16 had no impact on the financial statements since there were no operating leases that required the Company to recognize assets and liabilities.

Flow-through units and shares

The Company may, from time to time, issue flow-through common shares or units to finance a portion of its Canadian exploration programs. Pursuant to the terms of the flow-through share agreements and the ITA, these equity instruments transfer the tax deductibility of qualifying resource expenditures to investors.

Upon the issuance of a flow-through share, the Company bifurcates the flow-through share into i) fair value of capital stock issued, based on market price at time of issuance, and ii) the residual as a flow-through share premium, which is recognized as a liability. Upon the issuance of a flow-through unit, the Company bifurcates the flow-through unit into i) relative fair value of capital stock issued, ii) relative fair value of a warrant, and iii) the residual as a flow-through share premium, which is recognized as a liability.

Upon incurring qualifying expenses, the Company derecognizes the flow-through share premium liability and recognizes a credit to deferred tax expense (recovery). Proceeds received from the issuance of flow-through shares are to be used for Canadian resource property exploration expenditures within a certain time period as prescribed by the Government of Canada’s flow-through regulations, as contained in the ITA. The portion of the proceeds received but not yet expended at the end of the Company’s relevant reporting period is disclosed separately as flow-through expenditure commitments. The Company is also subject to Part XII.6 of the ITA, which imposes a tax on flow-through proceeds renounced under the "Look-back Rule", in accordance with the Government of Canada’s flow-through regulations. When applicable, this tax is accrued until paid.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on Management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The use of judgments, estimates and assumptions affects the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The following discusses accounting policy judgments and the sources of estimation uncertainty that may result in material changes in the carrying amount of assets or liabilities within the next year:

Impairment of mineral properties:

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Determining amount and timing of reclamation provisions:

A reclamation provision represents the present value of estimated future costs for the reclamation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties with respect to the extent of required future remediation activities, as studies are currently ongoing, and uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mineral property. Management periodically reviews the reclamation requirements and adjusts the liability, if any, as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Valuation of Mineral Property Investments:

The Company makes estimates and assumptions that affect the carrying value of its mineral property investments, which are comprised of equity interests in the shares of private companies. These financial assets are designated as fair value through other comprehensive income (loss), and Management needs to determine the fair value as at each period end. As there is no observable market data which can be used to determine this fair value, management uses property specific and market based information to determine whether a significant change in the fair value of these investments has occurred. Changes to the property specific and market based variables could result in the fair value being less than or greater than the amount recorded.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operations or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s Annual Information Form for the year ended December 31, 2019 under the heading “Risks that can affect our business”, which is available under our SEDAR profile at www.sedar.com, and on EDGAR as an exhibit to Form 40-F.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk, equity price risk, foreign currency risk, interest rate risk, credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Company’s Board of Directors (the “Board”).

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Company’s competitiveness and flexibility.

a)
Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk and interest rate risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities, which are comprised of marketable securities and mineral property investments, in other mineral property exploration companies.

If the fair value of our investments in equity instruments had been 10% higher or lower as at December 31, 2019, other comprehensive loss for the year ended December 31, 2019 would have decreased or increased, respectively, by approximately $717 (2018 - $701), as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, and Mexico, and a portion of the Company’s expenses are incurred in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican Pesos (“MXN”). A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2019, the Company is exposed to currency risk on certain financial instruments denominated in USD and MXN. The Company does not have significant transactions or hold significant cash or other financial instruments denominated in USD and MXN currencies. Therefore, the Company considers this risk to be immaterial.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

b)
Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not expect any credit losses.

c)
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2019 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$1,398	$1,398	$1,398	$-	$-	$-
Lease liability	648	827	149	496	182	-

As at December 31, 2019, the Company had cash and cash equivalents of $5,902 (December 31, 2018 – $5,115).

d)
Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Other Risk Factors

Financing Risks

The Company has finite financial resources, has no current source of operating cash flow and has no assurance that additional funding will be available to it for its future activities, including exploration or development of mineral projects. Such further activities may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means.  Failure to obtain additional financing could result in delay or indefinite postponement of exploration and development of the Company’s existing mineral projects and could result in the loss of one or more of its properties.

Exploration and Development Risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. These risks include:

●
few properties that are explored are ultimately developed into producing mines;
●
there can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable;
●
with all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions; and
●
mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Exploration and development of mineral properties is capital intensive and unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and financial condition.

Operational hazards and risks

The Company's operations will be subject to all of the hazards and risks normally encountered in the exploration and development of minerals. To the extent that the Company takes a property to production, the Company will be subject to all of the hazards and risks associated with the production of minerals. These risks include:

●
unusual and unexpected geological formations;
●
rock falls;
●
seismic activity;
●
flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability;
●
environmental pollution, and consequent liability that could have a material adverse impact on the Company's business, operations and financial performance;
●
mechanical equipment and facility performance problems; and
●
periodic disruptions due to inclement or hazardous weather conditions.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Substantial expenditures

Substantial expenditures are required to establish resources and reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in certain cases, to develop infrastructure at any site chosen for exploration. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

The economics of developing mineral properties is affected by many factors including:

●
the cost of operations;
●
variations in the grade of mineralized material mined;
●
fluctuations in metal markets; and
●
such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

The remoteness and restrictions on access of properties in which we have an interest will have an adverse effect on expenditures as a result of higher infrastructure costs. There are also physical risks to the exploration personnel working in the terrain in which the Company's properties are located, occasionally in poor climate conditions.

No History of Mineral Production

The Company has no history of commercially producing metals from its mineral exploration properties. There can be no assurance that the Company or any other party will successfully establish mining operations or profitably produce gold or other precious metals on any of the Company’s properties. The development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.

None of the Company’s properties are currently under development or production. The future development of any properties found to be economically feasible will require applicable licenses and permits and will require the construction and operation of mines, processing plants and related infrastructure. As a result, the development of any property will be subject to all of the risks associated with establishing new mining operations and business enterprises, including, but not limited to:

●
the timing and cost of the construction of mining and processing facilities;
●
the availability and costs of skilled labour and mining equipment;
●
the availability and cost of appropriate smelting and/or refining arrangements;
●
the need to obtain necessary environmental and other governmental approvals and permits and the timing of those approvals and permits; and
●
the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that mining operations will be established at any of the Company’s properties.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Acquisition of Business Arrangements

As part of the Company’s business strategy, First Mining has sought and may continue to seek to acquire new mining and exploration projects. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into the Company. Ultimately, any acquisitions would be accompanied by risks, which could include:

●
a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio;
●
a material ore body could prove to be below expectations;
●
difficulty in integrating and assimilating the operations and workforce of any acquired companies;
●
realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise;
●
the bankruptcy of parties with whom the Company has arrangements;
●
maintaining uniform standards, policies and controls across the organization;
●
disruption of our ongoing business and relationships with employees, suppliers, contractors and other stakeholders as the Company integrates the acquired business or assets;
●
the acquired business or assets may have unknown liabilities which may be significant;
●
delays as a result of regulatory approvals; and
●
exposure to litigation (including actions commenced by shareholders) in connection with the transaction.

Any material issues that the Company encounters in connection with an acquisition could have a material adverse effect on its business, results of operations and financial position.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Mineral Reserves/Mineral Resources

The properties in which the Company holds an interest are currently considered to be in the early exploration stage only and do not contain a known body of commercial minerals beyond the PEA level. Mineral resources and mineral reserves are, in large part, estimates and no assurance can be given that any anticipated tonnages and grades will be achieved or that the particular level of recovery will be realized.

Mineral resources on the Company’s properties have been determined based upon assumed cut-off grades, metal prices and operating costs at the time of calculation, as set out in the applicable technical reports. Future production could differ dramatically from resource and reserve estimates because, among other reasons:

●
mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
●
calculation errors could be made in estimating mineral resources and mineral reserves;
●
increases in operating mining costs and processing costs could adversely affect mineral resources and mineral reserves;
●
the grade of the mineral resources and mineral reserves may vary significantly from time to time and there is no assurance that any particular level of metals may be recovered from the ore; and
●
declines in the market price of the metals may render the mining of some or all of the mineral reserves uneconomic.

Estimated mineral resources may require downward revisions based on changes in metal prices, further exploration or development activity, increased production costs or actual production experience. This could materially and adversely affect estimates of the tonnage or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource and mineral reserve estimates.

Any reduction in estimated mineral resources as a result could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges, which could have a material and adverse effect on future cash flows for the property and on the Company’s earnings, results of operations and financial condition.

Because the Company does not currently have any producing properties, mineralization estimates for its properties may require adjustments or downward revisions based upon further exploration or development work or actual future production experience. In addition, the grade of mineralized material ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on- site conditions or in production scale.

The mineral resource estimates contained in this MD&A have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold or other metals may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reductions in mineralization estimates, or of the ability to extract mineralized material from our properties, could (directly or indirectly) have a material adverse effect on the Company’s results of operations or financial condition.

Capital Costs, Operating Costs, Production and Economic Returns

Actual capital costs, operating costs, production and economic returns with respect to our properties may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations. The capital costs required to develop or take our projects into production may be significantly higher than anticipated. To the extent that such risks impact upon any such properties, there may be a material adverse effect on results of operations on such properties which may in turn have a material adverse effect on our financial condition.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Substantial Capital Requirements

The Company’s Management team anticipates that it may make substantial capital expenditures for the exploration and development of properties in the future. As the Company is in the exploration stage with no revenue being generated from the exploration activities on its mineral properties, the Company has limited ability to raise the capital necessary to undertake or complete future exploration work, including drilling programs. There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company and any such financing may result in substantial dilution to existing shareholders. Moreover, future activities may require the Company to alter its capitalization significantly. The Company’s inability to access sufficient capital for its operations could have a material adverse effect on the Company’s financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.

History of Net Losses

The Company hasn’t received any revenue to date from activities on its properties, and there is no assurance that any of its properties will generate earnings, operate profitably or provide a return on investment in the future. The Company has not determined that production activity is warranted as of yet on any of its mineral properties. Even if the Company (alone or in conjunction with a third party) undertakes development and production activities on any of its mineral properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future. The Company is subject to all of the risks associated with new mining operations and business enterprises including, but not limited to:

●
the timing and cost, which can be considerable, for the future construction of mining and processing facilities;
●
the availability and costs of skilled labour, consultants, mining equipment and supplies;
●
the availability and cost of appropriate smelting and/or refining arrangements;
●
the need to first obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of those approvals, licenses and permits; and
●
the availability of funds to finance construction and development activities.

It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in sustainable profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties.

Global Financial Conditions

Global financial conditions have, at various times in the past and may, in the future, experience extreme volatility. Many industries, including the mining industry, are impacted by volatile market conditions. Global financial conditions may be subject to sudden and rapid destabilizations in response to economic shocks or other events, such as developments concerning the COVID-19 novel coronavirus (“COVID-19”). A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and financial condition. Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, volatility of metal prices, geopolitical instability, changes in laws or governments, war, terrorism, the volatility of currency exchanges inflation or deflation, the devaluation and volatility of global stock markets, pandemics and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Public Health Crises

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks. As at the date of this MD&A, the global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel, quarantines, temporary business closures and a general reduction in consumer activity. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. Such public health crises can result in disruptions and extreme volatility in financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk, availability of financing and inflation. The risks to the Company of such public health crises also include risks to employee health and safety and may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including the conduct of exploration and development programs, cannot be conducted remotely and may be impacted or delayed if the Company experiences limitations on employee mobility. As of March 24, 2020, the province of Ontario has implemented an emergency order mandating the closure of all non-essential workplaces in the province. This order has designated mineral exploration and development and mining supply and services as essential workplaces and accordingly, our exploration properties in Ontario are at present not directly affected by the closure order. However, there can be no guarantee that the closure order will not be extended to such workplaces in the future or that governments in other provinces in which we have mineral properties will not pass similar orders reducing or preventing access to our properties. Any such orders may have a material adverse effect upon ongoing exploration programs at our properties and, ultimately, on our business and financial condition. At this point, the extent to which COVID-19 may impact the Company remains uncertain; however, it is possible that COVID-19 could have a material adverse effect on the Company's business, results of operations and financial condition.

Indigenous Peoples

Various international and national laws, codes, court decisions, resolutions, conventions, guidelines, and other materials relate to the rights of Indigenous peoples, including the First Nations and Metis of Canada. The Company operates in some areas presently or previously inhabited or used by Indigenous peoples, including areas in Canada over which Indigenous peoples have established or asserted Aboriginal treaty rights, Aboriginal title, or Aboriginal rights. Many of these rights or titles impose obligations on governments and private parties as they relate to the rights of Indigenous people concerning resource development. Some mandate that government consult with, and if required, accommodate, Indigenous people for government actions which may affect Indigenous people, including actions to approve or grant mining rights or exploration, development or production permits. The obligations of government and private parties under the various international and national Instruments pertaining to Indigenous people continue to evolve and to be defined.

Government policy and its implementation regarding Indigenous consultation (including the requirements that are imposed on the mining industry) and accommodation continue to change. In certain circumstances, Indigenous communities are entitled to be consulted prior to, and during, resource development. The consultation and accommodation process and expectations of parties (government, Indigenous communities and industry proponents) involved can vary considerably from project to project, within stages of the project life and among Indigenous communities. There can be overlapping or inconsistent Indigenous or treaty claims respecting a project. These can contribute to process uncertainty, increased costs, delay in receiving required approvals, and potentially, an inability to secure the required approvals for a project, each of which could have a material adverse effect on the Company’s business, operations, results of operations, financial condition and future prospects. In addition, the federal government has committed to introducing legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples ("UNDRIP"). Some provinces and territories are also considering, or have introduced similar legislation. It is uncertain how the federal and other governments intend to implement UNDRIP. Implementation may add additional uncertainty as to the nature and extent of Aboriginal rights or title and may also include new processes and additional consultation requirements for project development and operations, which may increase costs, increase approval timelines and impose development and operational additional obligations or restrictions.

The Company’s current operations, and current and future exploration program may be subject to a risk that one or more groups of Indigenous people may oppose the operations on or development of any of its properties or on properties in which it holds a direct or indirect interest, even where the Company has entered into agreements with applicable Indigenous and non-Indigenous authorities. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities. Opposition by Indigenous people to the Company’s operations may require modification of or preclude development of its projects or may require the Company to enter into agreements with Indigenous people with respect to projects on such properties. Such agreements or restrictions on operations or development may have a material adverse effect on the Company’s business, financial condition and results of operations. Even where such agreements have been entered into, there can be no certainty that there will not be disagreements between the Company and groups or sub-groups of Indigenous persons which may result in project delays or have other material adverse effects on the Company.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Environmental Laws and Regulations

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions, conditions and prohibitions on amongst other things, spills, releases or emissions of various substances produced in association with mining operations and development. The legislation also requires that mines and exploration sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities and may require the deposit of adequate reclamation and remediation security. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and Directors, Officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. The Company cannot give any assurance that, notwithstanding its precautions and limited history of activities, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not result in additional costs or curtailment of planned activities and investments, which could have a material adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Companies engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or any future production costs or require abandonment or delays in the development of new mining properties.

Companies engaged in the exploration and development of mineral properties may from time to time experience increased costs and delays in exploration and production as a result of the need to comply with applicable laws, regulations and permits.

Title Risks

Title to mineral properties, as well as the location of boundaries on the ground may be disputed. Moreover, additional amounts may be required to be paid to surface right owners in connection with any mineral exploration or development activities. At all properties where the Company has current or planned exploration activities, it believes that it has either contractual, statutory, or common law rights to make such use of the surface as is reasonably necessary in connection with those activities.

The Company does not have title insurance with respect to any of its mining claims and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of all of its claims; therefore, the precise area and location of such claims may be in doubt. In addition, all of the Company’s mineral properties have had previous owners, and third parties may have valid claims (known or unknown) underlying our interests therein. Accordingly, the Company’s properties may be subject to prior unregistered liens, agreements, royalties, transfers or claims, including First Nations land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to explore its properties as permitted or to enforce its rights with respect to its properties. An impairment to or defect in the Company’s title to its properties could have a material adverse effect on its business, financial condition or results of operation.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Compliance with Laws

The Company’s activities are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local First Nations populations. The costs associated with compliance with these laws and regulations can be substantial. Although the Company believes its activities are carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development, or cause additional expense, capital expenditures, restrictions or delays in the development of its properties. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on our business, operations and financial performance. Further, the mining licenses and permits issued in respect of our projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of the Company’s investments in such projects may decline.

The Company’s mineral claims, licenses and permits are subject to periodic renewal and may only be renewed a limited number of times for a limited period of time. While the Company anticipates that renewals will be given as and when sought, there is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith. The Company’s business objectives may also be impeded by the costs of holding and/or renewing the mineral claims, licenses and permits. In addition, the duration and success of efforts to obtain and renew mineral claims, licenses and permits are contingent upon many variables not within the Company’s control.

Permitting

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on its properties, require licenses and permits from various governmental authorities. Our business requires many environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew. In connection with our current and future operations, we must obtain and maintain a number of permits that impose strict conditions, requirements and obligations on the Company, including those relating to various environmental and health and safety matters. To obtain, maintain and renew certain permits, we are required to conduct environmental assessments pertaining to the potential impact of our operations on the environment and to take steps to avoid or mitigate those impacts. The Company cannot be certain that all licenses and permits that it may require for its operations will be obtainable on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that we have obtained, could have a material adverse impact on First Mining.

On August 28, 2019, the Impact Assessment Act came into force and replaced the Canadian Environmental Assessment Act, thereby establishing a new environmental assessment process. It is uncertain how the new assessment process adopted by the federal government will result in a more efficient approval process. The Impact Assessment Act broadens the assessment factors to include health, economy, social, gender, and sustainability considerations. The lack of regulatory certainty is likely to have an influence on investment decisions for major projects. Even when projects are approved on a federal level, such projects often face further delays due to interference by provincial and municipal governments, as well as court challenges related to issues such as indigenous rights, the government's duty to consult and accommodate indigenous peoples and the sufficiency of the relevant environmental review processes. Such political and legal opposition creates further uncertainty.

Climate Change

Climate change is an international concern and poses risks to issuers of both direct and indirect effects of physical climate changes and government policy including climate change legislation and treaties. Both types of risks could result in increased costs, and therefore decreased profitability of our operations. Governments at all levels may be moving towards enacting legislation to address climate change concerns, such as requirements to reduce emission levels and increase energy efficiency, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. Where legislation has already been enacted, such regulations may become more stringent, which may result in increased costs of compliance. There is no assurance that compliance with such regulations will not have an adverse effect on the Company’s results of operations and financial condition. Furthermore, given the evolving nature of the debate related to climate change and resulting requirements, it is not possible to predict the impact on the Company’s results of operations and financial condition.

Climate change may result in a number of physical impacts on our business, including an increasing frequency of extreme weather events (such as increased periods of snow and increased frequency and intensity of storms), water shortages and extreme temperatures, which have the potential to disrupt our exploration and development plans and may have other indirect impacts on our business, including transportation difficulties and supply disruptions. The Company’s emergency plans for managing such extreme weather conditions may not be sufficient and extended disruptions could have adverse effects on our results of operations and financial condition.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

Key Persons

The Company manages its business with a number of key personnel, including key contractors, the temporary or permanent loss or unavailability (including as a result of exposure to or quarantine as a result of COVID-19) of a number of whom could have a material adverse effect on the Company. In addition, as its business develops and expands, the Company believes that its future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors. In assessing the risk of an investment in the Company’s shares, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of our management team and Board of Directors. The Company cannot be certain that key personnel will continue to be employed by it or that it will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on the Company. The Company does not maintain “key person” insurance policies in respect of its key personnel.

QUALIFIED PERSONS

Hazel Mullin, P.Geo, Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and is responsible for the review and verification of the scientific and technical information in this MD&A.

SECURITIES OUTSTANDING

Authorized share capital: The Company can issue an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value. No preferred shares have been issued as at March 27, 2020.

The following table sets out all outstanding securities of the Company as of March 27, 2020.

	Number	Weighted Average Exercise Price	Expiry Date
Common shares – issued	632,619,453
Stock options(1)	55,277,500	$0.52	March 30, 2020 – January 31, 2025
Warrants(2)	34,583,157	$0.37	June 16, 2021 – May 16, 2022
Common shares - fully diluted	722,480,110

(1)
Each stock option is exercisable for one common share of the Company.
(2)
Each warrant is exercisable for one common share of the Company.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

During the amalgamation of Tamaka on June 16, 2016, certain vendors deposited an aggregate of 29,658,290 First Mining shares received into escrow. 20% of such escrowed shares were released from escrow on June 17, 2017, and an additional 20% will be released every six months thereafter, and the final tranche was released on June 17, 2019. As at December 31, 2019, there were nil common shares of the Company held in escrow as a result of the Tamaka transaction (December 31, 2018 – 5,931,658).

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2019, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

●
address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
●
provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s Directors; and
●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of December 31, 2019. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental, permitting and Indigenous and community consultation process at Springpole; statements regarding opportunities to enhance project economics identified under the 2019 Springpole PEA; statements regarding the targeted completion date of the Springpole PFS; statements regarding the potential increase in gold and silver recoveries at Springpole; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company's working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company's capitalization, financial condition and operations; statements regarding future share issuances under the ATM facility; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding the Company's belief that the increased understanding of the Goldlund deposit will assist the Company in better targeting subsequent drill programs to potentially grow the current resource body at Goldlund; statements regarding regulatory approval and permitting including, but not limited to, EA approval for the Springpole project and the expected timing of such EA approval; statements regarding the Company’s anticipated timing to receive final approval from the MECP of the ToR for Springpole, and consultations in respect thereof; statements regarding the Company's compliance with laws and regulations including, but not limited to environmental laws and regulations; statements regarding the Pickle Crow Earn-In Agreement and payouts, share issuances and exploration expenditure commitments thereunder; statements regarding Gainey's anticipated adherence to required payment and expenditure obligations pursuant to the Gainey Option Agreement; statements regarding Momentum's anticipated adherence to required payment and expenditure obligations pursuant to the Momentum Option Agreement; statements regarding the Company’s plans to complete additional resource and regional drilling at Goldlund; statements regarding anticipated completion of the “Main Zone” drill program and any subsequent phase of the work program; statements regarding the Company’s intention and proposed timing to conduct a waste rock characterization and economic study of marketable aggregates at Hope Brook, as well as geological mapping and soil sampling; statements regarding improved efficiency as a result of building new access roads to mineral properties; statements regarding the Company’s plans to complete low-spend, incremental work on its broader gold asset portfolio; statements regarding the Company’s engagement with local stakeholders; statements regarding the Company's ability to enter into agreements with local stakeholders including, but not limited to, local Indigenous groups; statements regarding the potential impact of the COVID-19 pandemic; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company's internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports.

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risks that can affect our business” in the Company’s Annual Information Form for the year ended December 31, 2019 and other continuous disclosure documents filed from time to time via SEDAR with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of Management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months and year ended December 31, 2019

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the United States Securities and Exchange Commission (the “SEC”) and contained in SEC Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined under the 2014 CIM definition standards, and are required to be disclosed by NI 43-101. However, these terms are not defined under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.